Filed Pursuant to Rule 424(b)(5)

Registration No. (333-110495)

PROSPECTUS SUPPLEMENT

(To prospectus dated December 15, 2003)

2,500,000 Common Shares

Tsakos Energy Navigation Limited is offering for sale 2,500,000 of its common shares.

Our common shares are traded on the New York Stock Exchange under the symbol “TNP.”

On May 17, 2004, the closing sale price of our common shares as quoted on the New York Stock Exchange was $30.55 per share.

Investing in our common shares involves risks. See

“Risk Factors” beginning on page S-3

of this prospectus supplement.

The underwriter will purchase our common shares at a price of $28.18 per share, resulting in $70,450,000 aggregate proceeds to us.

We have granted the underwriter the right to purchase up to 375,000 additional common shares to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The common shares will be ready for delivery on or about May 21, 2004.

Jefferies & Company, Inc.

The date of this prospectus supplement is May 19, 2004.

Prospectus Supplement

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and accompanying prospectus. The second part, the base prospectus, gives more general information, about securities we may offer from time to time, some of which does not apply to this offering. Generally, when we refer only to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this document is accurate only as of the date of this prospectus supplement and the accompanying prospectus, regardless of the time of delivery of this prospectus supplement or any sale of our common shares.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary provides a brief overview of the key aspects of Tsakos Energy Navigation Limited and all material terms of the offered securities that are known as of the date of this prospectus supplement. When we use the words “the Company,” “we,” “us,” “ours” and “our,” we are referring to Tsakos Energy Navigation Limited and its wholly-owned subsidiaries. For a more complete understanding of the terms of a particular issuance of offered securities, and before making your investment decision, you should carefully read:

•	this prospectus supplement and the accompanying prospectus; and

•	the documents referred to in “Where You Can Find More Information” for information about us, including our financial statements.

The Company

Tsakos Energy Navigation Limited owns a fleet of modern tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. We believe that we have established a reputation as a safe, cost efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategic focus on meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as our customers and to our success in obtaining charter renewals.

Our fleet is managed by the Tsakos Group which, through Tsakos Shipping & Trading, S.A., or Tsakos Shipping, is one of the largest independent tanker managers, based on the number of tankers under management. The Tsakos Group is a group of private companies controlled by members of the Tsakos family and is primarily involved in the management of ships.

We currently operate a fleet of 28 vessels consisting of two very large crude carriers, or VLCCs (200,000 to 320,000 dwt capacity), four Suezmax tankers (115,000 to 200,000 dwt capacity), ten Aframax tankers (75,000 to 115,000 dwt capacity), eight Panamax tankers (50,000 to 75,000 dwt capacity) and four Handysize tankers (30,000 to 50,000 dwt capacity). We recently announced that we signed a letter of intent for the construction of one Liquified Natural Gas tanker for delivery in July 2007. Our fleet has an average age of 7.1 years, compared to the average for the world’s tanker tonnage of 12.8 years. We are scheduled to take delivery of an additional thirteen newbuildings over the next three years.

Our principal executive office is located at 367 Syngrou Avenue, 175 P. Faliro, Athens, Greece, and our telephone number there is 011 30 210 94 07710-2.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

(in thousands, except share and per share data)

The table below sets forth summary consolidated financial information for the period indicated. The information for the three years ended December 31, 2003, has been derived from our audited financial statements, incorporated by reference into this prospectus supplement.

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)
Income Statement Data
Revenue from vessels	$83,023	$58,238	$241,365	$130,004	$125,029

Revenue from vessels, net	79,524	55,679	230,069	123,640	118,650

Expenses
Voyage expenses	17,016	14,145	61,297	32,838	21,436
Vessel operating expenses	13,667	9,986	49,949	32,347	28,695
Depreciation	8,692	7,439	32,877	24,429	21,250
Impairment loss	—	—	—	10,781	—
Amortization of deferred charges	2,374	1,743	7,835	4,315	5,119
Provision for doubtful receivables	244	—	700	—	—
Management fees	1,245	1,005	4,470	3,239	3,132
Compensation costs	—	—	—	—	258
General and administrative expenses	570	439	2,415	1,261	792

Operating income	35,715	20,922	70,525	14,430	37,968
Interest and finance costs, net	(3,154)	(3,012)	(12,372)	(11,385)	(14,542)
Interest Income	81	94	387	736	1,214
Foreign currency losses	(45)	(92)	(389)	(84)	(24)
Share of profits of joint-venture	—	364	602	197	—
Amortization of deferred gain on sale of vessels	792	—	541	—	—
Other, net	—	(201)	(242)	—	—

Net income	$33,389	$18,075	$59,052	$3,894	$24,616

Earnings per share, basic	$1.94	$1.06	$3.45	$0.25	$2.56
Earnings per share, diluted	$1.93	$1.06	$3.44	$0.25	$2.54
Weighted average number of shares outstanding
Basic	17,195,173	17,007,612	17,134,347	15,717,065	9,634,323
Diluted	17,272,003	17,086,381	17,187,859	15,854,904	9,705,381

Cash Flow Data
Net cash provided by operating activities	43,507	17,797	84,184	32,745	43,454
Net cash used in investing activities	(83,799)	(93,449)	(91,837)	(256,984)	(19,109)
Net cash from (used in) financing activities	32,970	78,998	54,792	230,639	(20,841)

	March 31,	December 31,
	2004	2003	2002	2001
	(Unaudited)
Balance Sheet Data
Cash and cash equivalents	$79,491	$86,813	$39,674	$33,274
Current assets, including cash	109,488	116,971	75,752	48,069
Advances for vessels	65,539	33,420	41,963	33,008
Vessels, net book value	697,650	654,662	553,143	345,463
Deferred charges	18,554	20,454	13,110	9,906
Total assets	891,231	825,507	694,545	444,261
Current portion of long-term debt	$46,219	$41,602	$30,211	$21,972
Current liabilities, including current portion of long-term debt	101,011	83,463	66,194	44,703
Long-term debt, net of current portion	438,263	411,018	355,741	222,487
Deferred income, net of current portion	15,451	16,457	5,166	6,003
Total stockholders’ equity	336,506	314,569	267,444	171,068
Total liabilities and stockholders’ equity	$891,231	$825,507	$694,545	$444,261

RISK FACTORS

You should carefully consider the risks described below and all other information contained in this prospectus supplement and the accompanying prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are not material, actually occur, our business, financial condition and results of operations could be materially adversely affected. In that event, the trading price of our common shares could decline, and you may lose all or part of your investment.

Risks Related To Our Industry

The tanker industry is highly dependent upon the crude oil and petroleum products industries.

The employment of our vessels is driven by the availability of and demand for crude oil and petroleum products, the availability of modern tanker capacity and the scrapping, conversion or loss of older vessels. Historically, the world oil and petroleum markets have been volatile and cyclical as a result of the many conditions and events that affect the price, production and transport of oil, including:

•	increases and decreases in the demand for crude oil and petroleum products;

•	availability of crude oil and petroleum products;

•	demand for crude oil and petroleum product substitutes, such as natural gas, coal, hydroelectric power and other alternate sources of energy that may, among other things, be affected by environmental regulation;

•	actions taken by OPEC and major oil producers and refiners;

•	global and regional political and economic conditions;

•	developments in international trade;

•	international trade sanctions;

•	environmental factors;

•	weather; and

•	changes in seaborne and other transportation patterns.

The economic expansion in both the U.S. and Chinese economies, and the improved performance of the Japanese economy, which have an impact on Pacific Rim and Latin American activity, have produced a more positive forecast for consumption of crude oil and its products during the beginning of 2004. The increase in demand for oil is also supported by seasonal factors and the need to restore depleted oil inventories in the US and the other major OECD importing countries. However, if the production of and demand for crude oil and petroleum products slows in the future, a corresponding decrease in shipments of these products could have an impact on the employment of our vessels and the charter rates that they command. In particular, the charter rates that we earn from our spot charters and contracts of affreightment may decline. In addition, overbuilding of tankers has, in the past, led to a decline in charter rates. If the supply of tanker capacity increases and the demand for tanker capacity does not, the charter rates paid for our vessels could materially decline. The resulting decline in revenues could have a material adverse effect on our revenues and profitability.

The global tanker industry is highly competitive.

We operate our fleet in a highly competitive market. Our competitors include owners of VLCCs, Aframax, Panamax, Handysize and Suezmax tankers. These competitors include other independent tanker companies, as well as national and independent oil companies some of whom have greater financial strength and capital resources than we do. Competition in the tanker industry is intense and depends on price, location, size, age, condition, and the acceptability of the available tankers and its operators to potential charterers.

Terrorist attacks and international hostilities can affect the tanker industry, which could adversely affect our business.

Additional attacks like those of September 11, 2001 or longer-lasting war or international hostilities, including those currently underway in Afghanistan and Iraq, could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and negatively affect our investment and our customers’ investment decisions over an extended period of time. We conduct our operations outside of the United States, and our business, financial condition and results of operations may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

As our current charters expire, new charters at attractive rates may not be available.

In 2003, we derived approximately 36% of our revenues from time charters, as compared to 51% in the equivalent period in 2002. As the current period charters of our vessels expire, it may not be possible to re-charter these vessels on a period basis at attractive rates. Charter rates are subject to significant fluctuations, and tankers may experience substantial off-hire time. If attractive period charter opportunities are not available, we would seek to charter our vessels on the spot market.

If our exposure to the spot market or contracts of affreightment increases, our revenues could suffer and our expenses could increase.

The spot market for crude oil and petroleum product tankers is highly competitive. As a result of any increased reliance on the spot market, we may experience a lower utilization of our fleet, leading to a decline in operating revenue. Moreover, to the extent our vessels are employed in the spot market, both our revenue from vessels and our operating costs, specifically, our voyage expenses, will be more significantly impacted by increases in the cost of bunkers (fuel). Unlike time charters in which the charterer bears all of the bunker costs, in spot market voyages we bear the bunker charges as part of our voyage costs. As a result, while historical increases in bunker charges are factored into the prospective freight rates for spot market voyages periodically announced by WorldScale Association (London) Limited and similar organizations, increases in bunker charges in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs. In addition, to the extent we employ our vessels pursuant to contracts of affreightment, the rates that we charge the charterers under those contracts may be subject to reduction based on market conditions, which could lead to a decline in our operating revenue.

Oil industry developments, competition among tanker operators and evolving regulatory requirements will compel us to renew our fleet and make ongoing capital expenditures.

During the down cycle in the oil industry in late 1998 and 1999, the oil industry experienced consolidation with the announcement or completion of several combinations among major oil companies, as well as consolidations involving tanker operators. As a result, the major oil companies have started to focus their chartering requirements with a smaller number of shipping companies that possess large and diversified modern fleets that are compliant with the increasingly stringent environmental regulations applicable to tanker operators.

To address these developments, we intend to expand and further renew our fleet by pursuing the acquisition or construction of additional vessels or fleets that are complementary to ours, assuming we have the financial resources and debt capacity to do so. However, the world’s tanker shipyards have little or no additional capacity until the end of 2007 and we may not be able to purchase or construct additional vessels, other than those currently on order, on commercially acceptable terms. If we seek to expand through the acquisition of other tanker companies, we face numerous challenges, including:

•	difficulties in the assimilation of acquired operations;

•	diversion of management’s attention from other business concerns;

•	assumption of potentially unknown material liabilities or contingent liabilities of acquired companies;

•	competition from other potential acquirors, some of which have greater financial resources;

•	impairment of acquired assets, which would reduce future reported earnings; and

•	potential loss of clients or key employees of acquired companies.

We cannot assure you that we will be able to integrate successfully the operations, personnel, services or vessels that we might acquire in the future, and our failure to do so could adversely affect our profitability.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are subject to extensive international, national and local environmental and health and safety laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. In addition, major oil companies chartering our vessels impose, from time to time, their own environmental and health and safety requirements. We have incurred significant expenses in order to comply with these regulations and requirements, including the costs of ship modifications and changes in operating procedures, additional maintenance and inspection requirements, contingency arrangements for potential spills and insurance coverage.

In particular, certain national, international and local laws and regulations require, among other things, double hull construction for new tankers, as well as the retrofitting or phasing-out of single hull tankers based on each vessel’s date of build, gross tonnage or hull configuration. Furthermore, certain countries have already banned single-hull tankers from approaching their coastlines or entering their ports. However, due to our current trading patterns, we do not believe these restrictions will have a material effect on our operations and, as with all vessels in our fleet, we will continue to evaluate the usefulness of our single-hull vessels, their marketability and their compatibility with our chartering strategies. All of the new buildings we have contracted to purchase are double-hulled. However, because environmental regulations may become stricter, future regulations may limit our ability to do business, increase our operating costs and/or force the early retirement of our vessels, all of which could have a material adverse effect on our financial condition and results of operations.

National, international and local laws imposing liability for oil spills are also becoming increasingly stringent. Some impose joint, several, and in some cases, unlimited liability on owners, operators and charterers regardless of fault. We could be held liable as an owner, operator or charterer under these laws. In addition, under certain circumstances, we could also be held accountable under these laws for the acts or omissions of Tsakos Shipping or Tsakos Energy Management, members of the Tsakos Group that provide technical and commercial management services for our vessels and us, or others in the management or operation of our vessels. Although we currently maintain, and plan to continue to maintain, for each of our vessels pollution liability coverage in the amount of $1 billion per incident (the maximum amount), a catastrophic spill could exceed the insurance coverage we have available, and result in our having to liquidate assets to pay claims. In addition, we may be required to contribute to funds established by regulatory authorities for the compensation of oil pollution damage.

Maritime disasters and other operational risks may adversely impact our reputation, financial condition and results of operations.

The operation of ocean-going vessels has an inherent risk of maritime disaster, environmental mishaps, cargo and property losses or damage and business interruptions caused by:

•	mechanical failure;

•	human error;

•	labor strikes;

•	adverse weather conditions;

•	vessel off hire periods;

•	regulatory delays; and

•	political action, civil conflicts, terrorism and piracy in countries where vessel operations are conducted, vessels are registered or from which spare parts and provisions are sourced and purchased.

Any of these circumstances could adversely affect our operations, result in loss of revenues or increased costs and adversely affect our profitability and our ability to perform our charters. The tragic events of September 11, 2001 led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. For 2002-2003, our protection and indemnity (P&I) club insurance premiums increased by approximately 25% and our hull and machinery insurance premiums increased by 15%. For 2003-2004, our P&I club insurance premiums increased by approximately another 10% as did our hull and machinery insurance premiums. Increases of up to 7% for P&I club insurance premiums and 15% for hull and machinery insurance premiums are expected for 2004-2005. In addition, “war risk” coverage for vessels operating in certain geographical areas has doubled, but this type of coverage represents a relatively small portion of our total insurance premiums. These increases in insurance rates would adversely affect our profitability.

Our vessels could be arrested at the request of third parties.

Under general maritime law in many jurisdictions, crew members, tort claimants, vessel mortgagees, suppliers of goods and services and other claimants may lien a vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lien holder may enforce its lien by arresting a vessel through court process. In some jurisdictions, under the extended sister ship theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s maritime lien has arisen, but also any associated vessel under common ownership or control. While in some jurisdictions which have adopted this doctrine, liability for damages is limited in scope and would only extend to a company and its ship owning subsidiaries, we cannot assure you that liability for damages caused by some other vessel determined to be under common ownership or control with our vessels would not be asserted against us.

Our vessels may be requisitioned by governments without adequate compensation.

A government could requisition or seize our vessels. Under requisition for title, a government takes control of a vessel and becomes its owner. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain.

Risks Related To Our Business

We depend on companies that are part of the Tsakos Group to manage our business.

We do not have the employee infrastructure to manage our operations and have no assets except our vessels and the newbuildings that we have under contract. We have engaged Tsakos Energy Management to perform all of our executive and commercial management functions. Tsakos Energy Management directly provides us with financial, accounting and other back-office services, including acting as our liaison with the New York Stock Exchange, the Oslo Børs and the Bermuda Stock Exchange. Tsakos Energy Management, in turn, oversees and subcontracts day-to-day fleet technical management, such as crewing, chartering and vessel purchase and sale functions, to Tsakos Shipping, one of the world’s largest independent tanker managers. As a result, we depend upon the continued services of Tsakos Energy Management and Tsakos Energy Management depends on the continued services of Tsakos Shipping.

We derive significant benefits from our relationship with the Tsakos Group, including purchasing discounts to which we otherwise would not have access. We would be materially adversely affected if either Tsakos Energy Management or Tsakos Shipping becomes unable or unwilling to continue providing services for our benefit at the level of quality they have provided such services in the past, and at comparable costs as they have charged in the past. If we were required to employ a ship management company other than Tsakos Energy Management, our access to worldclass charterers could be diminished and our management costs could increase and our profitability could be adversely affected.

Tsakos Energy Management and Tsakos Shipping are privately held companies and there is little or no publicly available information about them.

The ability of Tsakos Energy Management and Tsakos Shipping to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our knowledge or control could impair their financial strength and, because both of these companies are privately held, it is unlikely that information about their financial strength would become public unless these companies began to default on their obligations. As a result, an investor in our common shares might have little advance warning of problems affecting Tsakos Energy Management or Tsakos Shipping, even though these problems could have a material adverse effect on us.

Tsakos Energy Management has the right to terminate its management agreement with us, and Tsakos Shipping has the right to terminate its contract with Tsakos Energy Management.

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until the later of two years from the date of termination and December 31, 2006. A termination as of December 31, 2003 would have resulted in a payment of approximately $12.5 million.

Tsakos Energy Management’s contract with Tsakos Shipping may be terminated by either party upon six months’ notice and would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

Our ability to pursue legal remedies against Tsakos Energy Management and Tsakos Shipping is very limited.

In the event Tsakos Energy Management breached its management agreement with us, we could bring a lawsuit against Tsakos Energy Management. However, because we are not ourselves party to a contract with

Tsakos Shipping, it may be impossible for us to sue Tsakos Shipping for breach of its obligations under its contract with Tsakos Energy Management, and Tsakos Energy Management, which is an affiliate of Tsakos Shipping, would probably have no incentive to sue Tsakos Shipping. Tsakos Energy Management is a company with no substantial assets and no income other than the income it derives under our management agreement. Therefore, it is unlikely that we would be able to obtain any meaningful recovery if we were to sue Tsakos Energy Management or Tsakos Shipping on contractual grounds.

Moreover, under the management agreement, neither Tsakos Energy Management nor Tsakos Shipping is liable for negligence in their management of our operations and vessels.

Tsakos Shipping manages other tankers and could experience conflicts of interests in performing obligations owed to us and the operators of the other tankers.

Tsakos Shipping manages 15 tankers, mostly single hull, in addition to the vessels that it manages for us. All of these vessels are operated by the same group of Tsakos Shipping employees, and Tsakos Shipping has advised us that its employees manage these vessels on an “ownership neutral” basis; that is, without regard to who owns them. Although we believe that the other tankers managed by Tsakos Shipping, because of their age and design, primarily serve a different market than the market served by our vessels, it is possible that Tsakos Shipping will allocate charter or spot opportunities to other Tsakos Shipping vessels when our vessels are unemployed, or could allocate more lucrative opportunities to its other vessels. It is also possible that Tsakos Shipping could in the future agree to manage tankers that directly compete with us.

Members of the Tsakos Group may acquire vessels that compete with our fleet.

Tsakos Shipping has given us a right of first refusal on any opportunity to purchase a tanker which is 10 years of age or younger that is referred to or developed by Tsakos Shipping. Were we to decline any opportunity offered to us, or if we do not have the resources or desire to accept it, other members of the Tsakos Group might decide to accept the opportunity. In that case, they could be in competition with our fleet and be faced with conflicts of interest between their own interests and their obligations to us.

Our chief executive officer has affiliations with Tsakos Energy Management and Tsakos Shipping which could create conflicts of interest.

Nikolas Tsakos is the president, chief executive officer and a director of our company and an officer, director and the sole shareholder of Tsakos Energy Management. Nikolas Tsakos is also the son of the founder and chief executive officer of Tsakos Shipping. These responsibilities and relationships could create conflicts of interest that could result in our losing revenue or business opportunities or increase our expenses.

Our commercial arrangements with Tsakos Energy Management and Argosy may not always remain on a competitive basis.

We pay Tsakos Energy Management a management fee for its services pursuant to our management agreement. We also place our hull and machinery insurance, increased value insurance and loss of hire insurance through Argosy Insurance Company, Bermuda, a captive insurance company affiliated with the Tsakos Group. We believe that the management fees that we pay Tsakos Energy Management compare favorably with management compensation and related costs reported by other publicly traded shipping companies and that our arrangements with Argosy are structured at market rates. Our board reviews publicly available data periodically in order to confirm this. However, we cannot assure you that the fees charged to us are or will continue to be as favorable to us as those we could negotiate with third parties and our board could determine to continue transacting business with Tsakos Energy Management and Argosy even if less expensive alternatives were available from third parties.

We depend on our key personnel.

Our future success depends particularly on the continued service of Nikolas Tsakos, our president and chief executive officer and the sole shareholder of Tsakos Energy Management. The loss of Mr. Tsakos’s services or the services of any of our key personnel could have a material adverse effect on our business. We do not maintain key man life insurance on any of our executive officers.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings.

The fair market value of tankers may increase or decrease depending on any of the following:

•	general economic and market conditions affecting the tanker industry;

•	supply and demand balance for ships within the tanker industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	technological advances.

We have a policy of considering the disposal of tankers periodically, and in particular after they reach 20 years of age. If we sell tankers at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting pronouncements require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of our vessels in connection with the estimated recoverable amount for each vessel. Such reviews may from time to time result in asset write-downs that could adversely affect our financial condition and results of operations. For example, in the latter part of 2002, the sinking of the Prestige and related events occurred which in the ensuing period has had an impact on the valuation of single-hull vessels. Consequently, we determined that our single-hull vessels, Panos G and Liberty, were impaired and recorded a $10.8 million impairment loss for the year ended December 31, 2002. No such impairment loss was incurred for the year ended December 31, 2003.

If Tsakos Shipping is unable to attract and retain skilled crew members, our reputation and ability to operate safely and efficiently may be harmed.

Our continued success depends in significant part on the continued services of the officers and seamen whom Tsakos Shipping provides to crew our vessels. The market for qualified, experienced officers and seamen is extremely competitive and has grown more so in recent periods as a result of the growth in world economies and other employment opportunities. Although Tsakos Shipping sponsors two marine academies in the Philippines, we cannot assure you that Tsakos Shipping will be successful in its efforts to recruit and retain properly skilled personnel at commercially reasonable salaries. Any failure to do so could adversely affect our ability to operate cost-effectively and our ability to increase the size of our fleet.

Labor interruptions could disrupt our operations.

Substantially all of the seafarers and land based employees of Tsakos Shipping are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. In addition, some of our vessels operate under flags of convenience and may be vulnerable to unionization efforts by the International Transport Federation and other similar seafarer organizations which could be disruptive to our operations. Any labor interruption or unionization effort which is disruptive to our operations could harm our financial performance.

The contracts to purchase our newbuildings present certain economic risks.

We currently have contracts to purchase thirteen newbuildings that are scheduled for delivery during 2004, 2005, 2006 and 2007. If available, we may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While we have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards periodically experience financial difficulties.

Our earnings may be adversely affected if we do not successfully employ our tankers.

We seek to employ our tankers on time charters and in the spot market in a manner that will optimize our earnings. As of December 31, 2003, 20 of our tankers were contractually committed to period employment. The remaining terms of thirteen of these period charters range from one month to three years, and, in the case of one of the vessels on bareboat charter, the remaining term is 9.5 years. Although these period charters provide steady streams of revenue, our tankers committed to period charters may not be available for spot voyages during an upswing in the tanker industry cycle, when spot voyages may be more profitable. If we cannot recharter these vessels on long-term period charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

If the charterer under one of our bareboat charters is unable to perform we may lose revenues.

We currently have a bareboat charter contract for the Millennium with Hyundai Merchant Marine, a member of the Hyundai group of companies. The financial difficulties facing the Hyundai group may affect Hyundai Merchant Marine’s ability to perform under the bareboat charter, which is scheduled to expire in 2013. This could result in the loss of significant revenue. For 2003, revenue under this charter totaled $9.3 million.

We may not be able to finance all of the vessels we currently have on order.

We currently do not have any financing arrangements in place to satisfy the balance of the purchase price due, approximately $380.7 million, for thirteen vessels that we have on order (Delos, Dodoni, Dionisos, Promitheas, Proteas, Orfeas, Ageas, Hulls H-345, H-346, H-1708, H-1709, H-347 and H-348) and which we expect to take delivery of in 2004, 2005, 2006 and 2007. We do not usually seek financing arrangements for the newbuildings until shortly before we take delivery of these vessels. We cannot assure you that we will be able to obtain additional financing for these newbuildings on terms that are favorable to us or at all.

If we are unable to finance further installments for the newbuildings we have on order, we may attempt to sell the uncompleted vessels to a buyer who would assume the remainder of the contractual obligations. The amount we would receive from the buyer would depend on market circumstances and could result in a deficit over the advances we had paid to the date of sale plus capitalized costs. Alternatively, we may default on the contract, in which case the builder would sell the vessel and refund our advances, less any amounts the builder would deduct to cover all of its own costs. We would be obliged to cover any deficiency arising in such circumstances.

Apart from the delay in receiving the refund of advances and the possible payment of any deficiencies, the direct effect on our operations of not acquiring the vessel would be to forego any revenues and related vessel operating cash flows.

We may sell one or more of our newbuildings.

While we intend to purchase all thirteen newbuildings we currently have on order, attractive opportunities may arise to sell one or more of these vessels while they are under construction or after they are delivered. Our board of directors will review any such opportunity and may conclude that the sale of one or more vessel would be in our best interests. If we sell a vessel, we would receive the proceeds from the sale, repay any indebtedness we had incurred relating to such newbuilding and we would no longer be responsible for further installments under the relevant newbuilding contract. We would, however, forego any revenues and operating cash flows.

We will face challenges as we diversify and position our fleet to meet the needs of our customers.

We may need to diversify our fleet to accommodate the transportation of forms of energy other than crude oil and petroleum products in response to industry developments and our customers’ needs. If the composition of our fleet changes, we may not have adequate experience in transporting these other forms of energy. In addition, if the cost structure of a diversified fleet that is able to transport other forms of energy differs significantly from the cost structure of our current fleet, our profitability could be adversely affected. This could happen, for example, if we determined to purchase ships with the necessary cooling capacity to transport liquified natural gas.

We may not have adequate insurance.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. We believe that we maintain as much insurance on our vessels, through insurance companies, including Argosy, a member of the Tsakos Group, and protection and indemnity clubs as is appropriate and consistent with industry practice. However, particularly in view of the conflicts in Afghanistan, Iraq and elsewhere, we cannot assure you that this insurance will remain available at reasonable rates, and we cannot assure you that the insurance we are able to obtain will cover all foreseen liabilities that we may incur, particularly those involving oil spills and catastrophic environmental damage. In addition, we may not be able to insure certain types of losses, including loss of hire, which may become unavailable.

We are subject to funding calls by our protection and indemnity clubs, and our clubs may not have enough resources to cover claims made against them.

Our subsidiaries are indemnified for legal liabilities incurred while operating our vessels through membership in P&I clubs. P&I clubs are mutual insurance clubs whose members must contribute to cover losses sustained by other club members. The objective of a P&I club is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the club. Claims are paid through the aggregate premiums of all members of the club, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the club. Claims submitted to the club may include those incurred by members of the club, as well as claims submitted to the club from other P&I clubs with which our P&I club has entered into interclub agreements. We cannot assure you that the P&I clubs to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect our profitability.

The insolvency or financial deterioration of any of our insurers or reinsurers would negatively affect our ability to recover claims for covered losses on our vessels.

We have placed our hull and machinery, increased value and loss of hire insurance with Argosy, a captive insurance company affiliated with Tsakos Group. Argosy reinsures the insurance it underwrites for us with various reinsurers, however, the coverage deductibles of the reinsurance policies periodically exceed the coverage deductibles of the insurance policies Argosy underwrites for us. Argosy, therefore, would be liable with respect to the difference between those deductibles in the event of a claim by us to which the deductibles apply. Although these reinsurers have credit ratings ranging from BBB to AA, we do not have the ability to independently determine our insurers’ and reinsurers’ creditworthiness or their ability to pay on any claims that we may have as a result of a loss. In the event of an insolvency or other financial deterioration of our insurer or its reinsurers, we cannot assure you that we would be able to recover on any claims we suffer.

Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.

We incurred substantial debt to finance the acquisition of our tankers, and, at December 31, 2003, our debt to capital ratio was 59% (debt/debt plus equity), with $452.6 million in long-term debt outstanding. If we obtain debt financing for the remainder of the amounts due on our newbuilding contracts, based on our current estimations of income for 2004 and 2005, we expect this ratio to remain constant through December 2005. We are required to apply a substantial portion of our cash flow from operations, before interest payment, to the payment of principal and interest on this debt; in 2003, approximately 50.2% of cash flow derived from operations was dedicated to debt service. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

•	a substantial decrease in our net operating cash flows or an increase in our expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations;

•	we may be more highly leveraged than our competitors, which may make it more difficult for us to expand our fleet; and

•	any significant amount of leverage exposes us to increased interest rate risk and makes us vulnerable to a downturn in our business or the economy generally.

In addition, our financing arrangements, which we secured by mortgages on our ships, impose operating and financial restrictions on us that restrict our ability to:

•	incur additional indebtedness;

•	create liens;

•	sell the capital of our subsidiaries or other assets;

•	make investments;

•	engage in mergers and acquisitions;

•	make capital expenditures;

•	repurchase common shares; and

•	pay cash dividends. We have a holding company structure which depends on dividends from our subsidiaries and interest income to pay our overhead expenses and otherwise fund expenditures consisting primarily of advances on newbuilding contracts and the payment of dividends to our shareholders. As a result, restrictions contained in our financing arrangements and those of our subsidiaries on the payment of dividends may restrict our ability to fund our various activities.

We selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

In the past five years we have selectively entered into derivative contracts both for investment purposes and to hedge our overall interest expense. Although our board of directors has reviewed and approved all our derivative contracts as being within reasonable limits and reasonable in light of our particular investment strategy at the time we entered into each such derivative contract, until August 2001 our board had not adopted any formal policy or qualitative or quantitative limitations on the scope of our investing activities with respect to derivative instruments.

We do not always enter into interest rate swaps and other derivative instruments for purposes of hedging our interest rate exposure under our floating rate secured bank facilities. Loans advanced under our secured credit facilities are, generally, advanced at a floating rate based on LIBOR. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

In August 2001, our board adopted a risk management policy and established a risk committee consisting of Messrs. Stavropoulos, Nicholson, Tsakos and our finance director, Mr. Durham, to oversee all our derivative transactions. It is our policy to monitor our exposure to business risk, and to manage the impact of changes in interest rates, foreign exchange rate movements and bunker prices on earnings and cash flows through derivatives. Derivative contracts are executed when management believes that the action is not likely to significantly increase overall risk. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant losses. For example, during 2002, we recorded an aggregate negative $3.8 million non-cash adjustment and a positive $3.5 million non-cash adjustment in 2003 in our financial statements with respect to four open interest rate swap arrangements which we entered into in July 2001 for non-hedging purposes, two of which closed in 2003. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial losses. See “Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F for a description of how our current interest rate swap arrangements have been adversely impacted by recent events.

The appraised value of our ships could deteriorate as the result of a variety of factors, resulting in our inability to comply with covenants under our loan agreements.

The loan agreements we use to finance our ships require us not to exceed specified debt-to-asset ratios. Our only significant assets are our ships, which are appraised each year. The appraised value of a ship fluctuates depending on a variety of factors including the age of the ship, prevailing charter market conditions, supply and demand balance for ships and new and pending legislation.

We cannot guarantee that a deterioration of our asset values will not result in defaults in the future, nor can we guarantee that we will be able to negotiate a waiver in the event of a default. A default under one of our loan agreements could trigger cross-acceleration or cross-default provisions in our other loan agreements, which in turn could result in all or a substantial amount of our debt becoming due at a time when we could not satisfy our obligations.

If we default under any of our loan agreements, we could forfeit our rights in our vessels and their charters.

We have pledged all of our vessels and related collateral as security to the lenders under our loan agreements. Default under any of these loan agreements, if not waived or modified, would permit the lenders to foreclose on the mortgages over the vessels and the related collateral, and we could lose our rights in the vessels and their charters.

Our vessels may suffer damage and we may face unexpected drydocking costs which could affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs can be both substantial and unpredictable. We may have to pay drydocking costs that our insurance does not cover. This would result in decreased earnings.

A significant amount of our 2003 revenues were derived from one customer and a significant amount of our 2002 revenues were derived from three customers, and our revenues could decrease significantly if we lost these customers.

In 2003, approximately 17% of our revenues came from contracts of affreightment for five of our tankers with Lyondell/Citgo. In 2002, approximately 24% of our revenues came from Lyondell/Citgo and approximately 9% of our revenues came from PDVSA. In addition, in 2002 we derived approximately 10% of our revenue from FLOPEC. Our inability or failure to continue to employ our vessels at rates comparable to those charged to Lyondell/Citgo, PDVSA and FLOPEC, the loss of these customers or our failure to charter these vessels otherwise in a reasonable period of time or at all could adversely affect our operations and performance. Although our customers generally include leading national, major and other independent oil companies and refiners, we are unable to assure you that future economic circumstances will not render one or more of such customers unable to pay us amounts that they owe us, or that these important customers will not decide to contract with our competitors or perform their shipping functions themselves.

Approximately 22% of our revenue is derived from our customers that conduct a significant amount of business in Venezuela.

Lyondell/Citgo and PDVSA, which, taken together, accounted for approximately 22% of our revenues for the year ended December 31, 2003 and 33% for the year ended December 31, 2002, are both companies that conduct a significant amount of business in Venezuela. Venezuela has experienced economic difficulties and social and political changes in recent years. During late 2002, the country experienced a six week general strike during which commercial and industrial activity ceased generally and PDVSA’s oil production and refining facilities were out of operation and oil production ceased. Although the strike was over by the end of January 2003 and the situation improved, we cannot say whether there will be further unrest or political upheavals in Venezuela or whether the PDVSA will retain normal oil production. If we were to lose these customers, or if their exports were curtailed, or if these customers were to become unable to perform their contractual obligations to us, our earnings would be adversely affected.

If we were to be subject to tax in jurisdictions in which we operate, our financial results would be adversely affected.

Our income is not presently subject to taxation in Bermuda, which currently has no corporate income tax. We believe that we should not be subject to tax under the laws of various countries other than the United States in which we conduct activities or in which our customers are located. However, our belief is based on our understanding of the tax laws of those countries, and our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law or interpretation. We cannot determine in advance the extent to which certain jurisdictions may require us to pay tax or to make payments in lieu of tax. In addition, payments due to us from our customers may be subject to tax claims.

Under United States federal tax rules applicable to international shipping income derived by qualifying non-United States corporations we will be eligible for a special statutory exemption if we satisfy the so-called “publicly-traded” test set forth in Section 883 of the Internal Revenue Code of 1986, as amended. Under Treasury regulations interpreting the publicly-traded test, if persons (other than certain investment companies) each of whom, either directly or under applicable attribution rules, owns five percent or more of our common shares own in the aggregate fifty percent or more of our common shares, we could satisfy the publicly-traded test only if a sufficient portion of our shareholders were “qualifying shareholders” (generally, shareholders that are individuals residents in foreign countries which grant an exemption from tax that is equivalent to the exemption provided in Section 883 of the Internal Revenue Code) and complied with potentially onerous documentation requirements. There can be no assurance that we will satisfy the publicly-traded test for our taxable year beginning January 1, 2004 or any subsequent taxable year. If we were to fail to qualify for the statutory exemption, we expect that we would be subject to United States taxation at a rate of 4% levied on half of our gross shipping income attributable to transportation beginning or ending in the United States or, for example, approximately $2.0 million in 2003.

If our U.S. source income from international transportation did not qualify for exemption from U.S. federal taxation in 2003 or prior years, we would have a liability for tax, together with interest and penalties.

In 2001 and prior years, in order for our U.S. source income from international transportation to qualify for exemption for U.S. federal income taxation, more than 50% of our shares, by value, must have been owned, directly or indirectly, by individuals resident in qualified foreign countries (generally, countries that provide an exemption from tax equivalent to that provided in Section 883 of the Internal Revenue Code). While we believe that the ownership of our common shares was such that this requirement was satisfied, our common shares were listed on the Oslo Børs and many of our common shares were held by nominees or entities. Thus, we have not established that we will be able to demonstrate the required level of direct or indirect ownership by individuals resident in qualified foreign jurisdictions. If it were determined that the ownership requirement was not satisfied for a given year, we would be liable for U.S. federal income tax at a 4% rate on our gross U.S. source income from international transportation for such years, together with related interest and penalties. If it were determined that the ownership requirement was not satisfied for either 2002 or 2003, and we were unable to establish that we satisfied a publicly-traded test similar to that described above for such year, we would be liable for U.S. federal income tax at a 4% rate on our gross U.S. source income from international transportation for such year, together with related interest and penalties.

During the years 1997 through 2003, approximately $144 million of our consolidated gross income was U.S. source income derived from international transportation beginning or ending in the United States. Therefore, if we did not qualify for the exemption from U.S. federal taxation described above for such years, we would owe U.S. tax for those years in an aggregate amount equal to approximately $5.76 million, plus any applicable interest and penalties.

If we or any of our subsidiaries were treated as a foreign personal holding company, a U.S. investor in our common shares would be subject to disadvantageous rules under the U.S. tax laws.

We are not aware of any facts which establish that we or any of our subsidiaries currently meet the requirements for classification as a foreign personal holding company (an FPHC) for United States federal income tax purposes. However, some of the facts relevant to such a determination are outside of our knowledge and control. Therefore, we are unable to establish whether we or any of our subsidiaries constitute an FPHC. If we or one of our subsidiaries were treated as an FPHC, then each United States holder owning, directly or indirectly, common shares on the last day in the taxable year on which the FPHC ownership requirement with respect to us or the subsidiary is met would be required to include currently in taxable income as a dividend a pro rata share of our or the subsidiary’s undistributed FPHC income, which is, generally, our or the subsidiary’s taxable income with certain adjustments and after reduction for certain dividend payments. Please see “Tax Considerations—United States federal income tax considerations—Foreign Personal Holding Company Considerations” herein.

If we were treated as a passive foreign investment company, a U.S. investor in our common shares would be subject to disadvantageous rules under the U.S. tax laws.

If we were treated as a passive foreign investment company (a PFIC) in any year, U.S. holders of our shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2004 or in any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2004 or for any future year. Please see “Tax Considerations—United States federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

Dividends we pay with respect to our common shares to United States holders would not be eligible to be taxed at reduced U.S. tax rates applicable to qualifying dividends if we were a foreign personal holding company, a passive foreign investment company or under other circumstances.

A recently enacted U.S. tax law provides that, for taxable years beginning prior to January 1, 2009, distributions on the common shares of non-U.S. companies that are treated as dividends for U.S. federal income tax purposes and are received by individuals generally will be eligible for taxation at capital gain rates if the common shares with respect to which the dividends are paid are “readily tradable on an established securities market in the United States.” This treatment will not be available to dividends we pay, however, if we qualify as an FPHC, a foreign investment company (a FIC) or a PFIC for the taxable year of the dividend or the preceding taxable year, or to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 61 days during the 121-day period that begins 60 days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Code. We do not believe that we qualified as a PFIC, FIC or FPHC for our last taxable year and we do not expect to so qualify for our current or future taxable years.

Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks.

The charterers of our vessels pay us in U.S. dollars. While we incur most of our expenses in U.S. dollars, we have in the past incurred expenses in other currencies, most notably the euro. In 2002 and 2003, euro expenses accounted for approximately 25% of our total expenses. Declines in the value of the U.S. dollar relative to the euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

The Tsakos Holdings Foundation and the Tsakos Group can exert considerable control over us, which may limit your ability to influence our actions.

As of April 6, 2004, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 26.1% of our common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. The Tsakos Group is a group of companies controlled by members of the Tsakos family and is primarily involved in the management of ships. As long as the Tsakos Holdings Foundation and the Tsakos Group beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of the board of directors and the vote on substantially all other matters, including significant corporate actions.

We and our shareholders face certain risks related to our former employment of Arthur Andersen as our independent auditors.

Prior to May 30, 2002, Arthur Andersen served as our independent auditors. On May 30, 2002, we dismissed Arthur Andersen and retained Ernst & Young as our independent auditors for the fiscal year ended December 31, 2002. On August 31, 2002, Arthur Andersen LLP, an affiliate of Arthur Andersen, ceased practicing before the SEC.

Arthur Andersen did not reissue its audit report with respect to our consolidated financial statements included in this report, or consent to the inclusion in this report of its audit report. As a result, investors in Tsakos Energy Navigation may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in the financial statements to which its audit report relates. In addition, even if such investors were able to assert such a claim, Arthur Andersen may fail or otherwise have insufficient assets to satisfy claims made by investors that might arise under Federal securities laws or otherwise with respect to its audit report.

Risks Related To Our Common Shares

We may not be able to pay cash dividends on our common shares as intended.

In October of 2003, we paid a cash dividend of 50 cents per common share in relation to the year 2003. In April 2004, we paid a further dividend of 50 cents per common share relating to 2003. Subject to the limitations discussed below, we currently intend to continue to pay regular cash dividends on our common shares of between one-quarter and one-half of our annual net income for the year in respect of which the dividends are paid. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. For example, if we earned a capital gain on the sale of a vessel or newbuilding contract, we could determine to reinvest that gain instead of using it to pay dividends. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income. Of course, any payment of cash dividends could slow our ability to renew and expand our fleet, and could cause delays in the completion of our current newbuilding program.

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay us dividends. In addition, the financing arrangements for indebtedness we incur in connection with our newbuilding program may further restrict our ability to pay dividends. In the event of any insolvency, bankruptcy or similar proceedings of a subsidiary, creditors of such subsidiary would generally be entitled to priority over us with respect to assets of the affected subsidiary. Investors in our common shares may be adversely affected if we are unable to or do not pay dividends as intended.

Provisions in our Bye-laws and in our management agreement with Tsakos Energy Management would make it difficult for a third party to acquire us, even if such a transaction would be beneficial to our shareholders.

Our Bye-laws provide for a staggered board of directors, blank check preferred stock, super majority voting requirements and other anti-takeover provisions, including restrictions on business combinations with interested persons and limitations on the voting rights of shareholders who acquire more than 15% of our common shares. In addition, Tsakos Energy Management would have the right to terminate our management agreement and seek liquidated damages if a board member were elected without having been approved by the current board. These provisions may have the effect of delaying or preventing changes of control of the ownership and management of our company, even if such transactions would have significant benefits to our shareholders.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

We are a Bermuda corporation. Our Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda govern our affairs. While many provisions of the Companies Act 1981 of Bermuda resemble provisions of the corporation laws of a number of states in the United States, Bermuda law may not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. In addition, our directors and officers are not resident in the United States and all or substantially all of our assets are located outside of the United States. As a result, investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common shares, after deducting estimated expenses relating to the offering, are estimated to be $70.0 million. We plan to use these proceeds for expansion of our fleet and for general corporate purposes.

PRICE RANGE OF COMMON SHARES AND DIVIDENDS

Share Price Range

Our common shares are listed on the New York Stock Exchange under the symbol “TNP.” The following table set forth the range of high and low prices of our common shares during 2002, 2003 and 2004, as reported by the NYSE on the composite tape and dividends paid on those common shares for the stated periods.

	Common Stock Price Range
	High	Low	Dividends
2002
Second Quarter	$16.40	$13.98	—
Third Quarter	14.00	9.45	$0.50
Fourth Quarter	15.46	11.10	—
2003
First Quarter	$15.15	$12.00	—
Second Quarter	14.50	11.34	$0.20
Third Quarter	15.08	12.95	0.50
Fourth Quarter	19.25	14.20	—
2004
First Quarter	$32.48	$18.58	—
Second Quarter (through May 18)	31.76	24.26	$0.50

On May 17, 2004 the last reported sale price of our common shares on the NYSE was $30.55 per share.

As of March 31, 2004, there were 118 registered holders of our common shares.

DIVIDEND POLICY

Subject to the limitations discussed below, we currently intend to pay regular cash dividends on our common shares of between one-quarter and one-half of our annual net income for the year in respect of which the dividends are paid. Since October 2002, we have paid, and we plan to pay dividends on a semi-annual basis.

There can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. For example, if we earned a capital gain on the sale of a vessel or newbuilding contract, we could determine to reinvest that gain instead of using it to pay dividends. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income. Of course, any payment of cash dividends could slow our ability to renew and expand our fleet, and could cause delays in the completion of our current newbuilding program.

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us.

Under the terms of our existing credit facilities, we are permitted to declare or pay a cash dividend in any year as long as the amount of the dividend does not exceed 50% of our net income for that year. Net income will be determined based on the audited financial statements we deliver to the banks under our credit facilities which are required to be in accordance with International Accounting Standards. This amount can be carried forward from January 1, 1996 and applied to a dividend payment in a subsequent year provided the aggregate amount of all dividends we declare and/or pay after January 1, 1998 does not exceed 50% of our accumulated net income from January 1, 1996 up to the most recent date on which audited financial statements have been delivered under the credit facility. We anticipate incurring significant additional indebtedness in connection with our newbuilding program, which will affect our net income and cash available to pay dividends. The financing arrangements for this indebtedness may further restrict our ability to pay dividends. In addition, cash dividends can be paid only to the extent permitted by Bermuda law and our financing covenants.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2004 on an actual basis and as adjusted to give effect to this offering, assuming no exercise of the underwriter’s right to purchase additional common shares to cover over-allotments.

This table should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement.

	As of March 31, 2004
	Actual	As adjusted
	(in thousands) (unaudited)
Long-term secured debt obligations (including current portion)	$484,482	$484,482
Stockholders’ equity:
Common shares, $1.00 par value, 40,000,000 shares authorized actual and as adjusted; 17,261,006 shares and 19,761,006 shares issued and outstanding actual and as adjusted respectively	17,261	19,761
Additional paid-in capital	204,798	272,298
Other comprehensive income/(loss)	(5,528)	(5,528)
Retained earnings	119,975	119,975

Total stockholders’ equity	336,506	406,506

Total capitalization	$820,988	$890,988

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The Company’s significant accounting policies are described in the notes of the audited consolidated financial statements for the year 2003. The application of such policies may require management to make estimates and assumptions. We believe that the following are the more critical accounting estimates used in the preparation of our consolidated financial statements that involve a higher degree of judgment and could have a significant impact on our future consolidated results of operations and financial position:

Revenues from vessels, net. Our vessels are employed under a variety of charter contracts, including time, bare-boat and voyage charters, contracts of affreightment and pool arrangements. Time and bare-boat charter revenues are recorded over the term of the charter as the service is provided. Under a voyage charter (including those under contract of affreightment) the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. If a voyage is in progress as at a reporting date, the operating results are estimated and recognized pro-rata on a per day basis. If a loss is forecast for a given voyage, such losses would be provided for in full at the time they can be estimated. Vessel operating expenses are accounted for on an accrual basis. Unearned revenue represents revenue applicable to periods after December 31, of each year. The operating revenues and voyage expenses of all vessels operating under a tanker pool are pooled by the pool manager and net operating revenues are allocated to the pool participants according to an agreed formula. We apply the same revenue and expense principles stated above in determining the pool net operating revenues.

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $180 per lightweight ton. In assessing the useful lives of vessels, we have adopted the industry wide accepted practice of assuming a vessel has a useful life of 25 years, given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed. Useful life is then ultimately dependent on customer demand and if customers were to reject our vessels, either because of new regulations or internal specifications, then the useful life of the vessel will require revision. Actual scrap values are primarily dependent on the demand for steel bars for construction purposes and the availability of vessels for demolition and recycling. Current scrap prices have recently reached a historic high. However, given the volatility in scrap prices in recent years and the average life of the vessels, we have decided not to adjust residual values. If we were to do so in current circumstances, the residual value of vessels would increase and the depreciation charge fall accordingly.

Impairment. The carrying value of the Company’s vessels includes the original cost of the vessels plus capitalized expenses since purchase relating to improvements and upgrading of the vessel, less depreciation. Carrying value also includes the unamortized portion of deferred special survey and dry-docking costs. The carrying value of vessels usually differs from the fair market value applicable to any vessel, as market values fluctuate continuously depending on the market supply and demand conditions for vessels, as determined primarily by prevailing freight rates and new building costs.

In order to identify indicators of impairment, test for recoverability of vessel carrying value and if necessary, measure the required impairment charges, management regularly compares each vessel’s carrying amount with the average of the fair market values as provided by two independent and reputable brokers. In the event that an indicator of impairment exists because a vessel’s carrying value is in excess of fair market value, management estimates the undiscounted future cash flows to be generated by the Company’s vessels to order to assess the recoverability of the vessel’s carrying value. These estimates are based on historical industry freight rate averages for each category of vessel taking into account the age, specifications and likely trading pattern of each vessel and the likely condition and operating costs of each vessel. Such estimations are inevitably subjective and actual freight rates, as witnessed during 2002, 2003 and early 2004, may be volatile. As a consequence, estimations may differ considerably from actual results.

The estimations also take into account new regulations regarding the permissible trading of tankers depending on their structure and age. As a consequence of new European Union regulations effective from October 2003, the IMO adopted new regulations in December 2003 regarding early phase out of non-double hull tankers. At December 31, 2003, the Company owned and operated four single-hull tankers, two product carriers with single side and double bottom and two product carriers with double side and single bottom. None of the vessels were deemed Category I vessels, which require phase out by 2005. All eight vessels, providing they complete the newly imposed survey requirements, may continue trading to the end of their assumed economic lives of 25 years.

While management, therefore, is of the opinion that the assumptions it has used in assessing whether there are grounds for impairment are justifiable and reasonable, the possibility remains that conditions in future periods may vary significantly from current assumptions, which may result in a material impairment loss. In the event that undiscounted cash flows do not exceed a vessel’s carrying value, an impairment charge is required, and the vessel’s carrying value is written down to the fair market value as determined above. As vessel values are also volatile, the actual market value of a vessel may differ significantly from estimated values within a short period of time.

Allowance for doubtful receivables. Revenue is based on contracted charter parties and although our business is with customers whom we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight. In particular, disagreements may arise as to the responsibility for lost time and demurrage revenue due. As such, we periodically assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not ultimately recovered and the estimated provision for doubtful recoverability is inadequate.

Amortization of deferred charges. In accordance with Classification Society requirements, a special survey is performed on our vessels every five years. A further intermediate survey takes place in-between special surveys, depending on the age of the vessel. In most cases a dry-docking is necessary with repairs undertaken to bring the vessel up to the condition required for the vessel to be given its classification certificate. The costs will include the yard charges for labor, materials and services, plus possible new equipment and parts where required, plus part of the participating crew costs incurred during the survey period. We capitalize these expenses over the period up to the vessel’s next special survey. These expenses are part of the normal costs we incur in connection with the operation of our fleet.

Quarter ended March 31, 2004 versus quarter ended March 31, 2003

Revenue from vessels, net. Net revenue from vessels (freight less brokerage commission) was $79.5 million during the quarter ended March 31, 2004 as compared to $55.7 million during the quarter ended March 31, 2003. The 42.8% increase was due partially to an increase in the number of vessels from an average of 23.6 vessels in the first quarter 2003 to an average of 27.7 vessels in the first quarter 2004, and partially from the continued improvement in the charter markets driven by a harsh U.S. winter, increased demand from the Far East, low U.S. inventories, continued passage difficulties in the Bosphorus and limited restrictions on the supply of oil despite OPEC’s attempts to restrict production.

The average time charter equivalent rate per vessel for the quarter was $30,029 per day compared to $24,695 for the previous year. All tanker categories achieved good rates as follows: (First quarter 2003 average TCE rates shown in parentheses)—VLCCs earned an average $52,818 ($35,500), Suezmaxes $27,315 ($35,302), Aframaxes $34,092 ($23,106), Panamaxes $29,436 ($20,867), and Product Carriers $15,072 ($11,546). Suezmax rates were reduced because during the first quarter of 2003 three of the four new Suezmaxes were earning peak spot rates, while the same three vessels were earning time charter rates in 2004.

In January 2004, the VLCC La Madrina was acquired and immediately started a voyage charter at the exceptional rates then prevailing. In all, the vessel achieved an average TCE of $77,442 during the quarter, representing $5.9 million or approximately 7% of the total net revenue of the Company.

During the course of year 2003, six newly built vessels were delivered, four Panamaxes and two Aframaxes. The additional contribution to net revenue of these vessels to the first quarter 2004 over their contribution in 2003 was $14.8 million, nearly 19% of total net revenue.

Total productivity achieved by the fleet in the first quarter 2004 was 96.4% compared to 92.0% for the first quarter of 2003. Two Aframax vessels, the Tamyra and the Olympia, undertook significant dry dockings during this quarter. Tamyra lost 50 days in the quarter, undertaking its fourth special survey which continued into the second quarter. The Olympia, which is a chartered-in vessel, lost 30 days hire while proceeding to and undergoing its first special survey. In the same quarter last year, three vessels were at some stage undergoing survey related dry docking repairs.

Commissions. Commissions were $3.5 million, or 4.2% of revenue from vessels, during the quarter ended March 31, 2004, compared to $2.6 million, which was 4.4% of revenue from vessels, for the quarter ended March 31, 2003. The decrease in percentage was due to the termination of one charter on which brokerage fees were higher than average, and to the increased employment of vessels in Pool operations under which direct commission payable is lower.

Voyage expenses. Voyage expenses include costs that are directly related to a voyage, such as port charges, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contracts of affreightment. Otherwise, in the case of time and bare-boat charters they are borne by the charterer. For vessels trading under a pool arrangement, allocation of revenue to pool members is determined after accounting for total voyage expenses by the pool managers. Voyage expenses were $17.0 million during the quarter ended March 31, 2004, compared to $14.1 million during the first quarter of the prior year, a 20.3% increase. However, total operating days on spot charter and contract of affreightment actually decreased from 1,021 days in the first quarter of 2003 to 933 days in the first quarter of 2004, a 9% decrease. Bunker prices were also approximately 12% lower than during the previous year’s period.

The increase is due, therefore, primarily to the impact of charter-in rates on the two Suezmaxes that were sold and leased back as the Cape Baker and Cape Balboa in the fourth quarter of 2003. Charter-in freight is accounted for as a voyage expense. The cost of chartering in the two Suezmaxes amounted to $4.1 million in the first quarter, 2004. In the previous year’s quarter, there was a $1.0 million cost of chartering in the product carrier Capella, which was released in September 2003.

Vessel operating expenses. Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter, and the three vessels which are chartered-in (Cape Baker, Cape Balboa and Olympia). Total vessels’ operating expenses were $13.7 million during the quarter ended March 31, 2004 as compared to $10.0 million during quarter ended March 31, 2003, an increase of 36.9%. This is mainly a result of an increase in operating days of approximately 503 days or 28%, over the previous year, in vessels bearing operating expenses, which is equivalent to almost 5.5 vessels.

Vessel operating expenses per ship per day for the fleet increased from $5,383 for the quarter ended March 31, 2003 to $6,263 for the quarter ended March 31, 2004, a 16% increase. Against the average of $5,946 for the year 2003, the current operating expense per day represents an increase of 5%, but against the $6,642 incurred in the preceding quarter, there was in fact a 6% decrease. For the most part, the increase is due to the fall in value of the dollar against the Euro over the year. Approximately 25% of the Company’s operating expenses are in Euro, mainly in respect to Greek officers on the vessels. Increased insurance costs and extra repairs and spares, and the addition of a VLCC to the fleet also contributed to increased running costs.

Depreciation. Depreciation was $8.7 million during the quarter ended March 31, 2004 compared to $7.4 million during the quarter ended March 31, 2003, an increase of 16.8%, and due primarily to the addition of seven new vessels between the middle of the first quarter of 2003 to the middle of the first quarter 2004. This was set off by the sale of the aforementioned Suezmaxes in the fourth quarter 2003, which are now operating as chartered-in vessels.

Amortization of deferred charges. We amortize the cost of drydocking and special surveys over the period to the next special survey and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the quarter ended March 31, 2004, amortization of deferred drydocking charges was $2.4 million as compared to $1.7 million during the quarter ended March 31, 2003, an increase of 36.2%, due to the major new dry dock work in the two year period since January 1, 2002.

Provision for doubtful receivables. There is a dispute with a charterer for an amount of $0.2 million accounted for as revenue. Although management continues its efforts to recover this amount, it has been provided for as a doubtful debt.

Management fees. The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. Since January 1, 2002 all vessels (excluding temporarily chartered-in vessels) bear a management fee of $15,000 per month, of which $10,000 per month is payable to Tsakos Shipping and Trading S.A. for the technical management of the fleet. Management believes this to be a very competitive fee to pay for such services. The remaining $5,000 per vessel is retained by Tsakos Energy Management to cover the running costs associated with the administration of Tsakos Energy Navigation Ltd. Management fees totaled $1.2 million during the quarter ended March 31, 2004, compared to $1.0 million for the quarter ended March 31, 2003, an increase of 23.9%, commensurate with the increase in available days provided by the newly acquired vessels to the fleet.

General and administrative expenses. G&A expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and travel-related expenses. General and administrative expenses were $0.6 million during the quarter ended March 31, 2004 compared to $0.4 million during the previous year quarter 2003, an increase of 29.8 % primarily due to additional expenditures relating to investor relations and the significant new requirements for legal and audit services as a result of new regulations for public companies. The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd., represents the overheads of the Company. On a per vessel basis, daily overhead costs were $720 for Quarter 1, 2004 compared to the average $734 for the year 2003.

Operating income. As a result of the reasons stated above, income from vessel operations was $35.7 million during the quarter ended March 31, 2004 versus $20.9 million during the quarter ended March 31, 2003, representing a 70.7% increase.

Interest and finance costs. Interest and finance costs remained fairly constant at $3.2 million for the quarter ended March 31, 2004 and compared to $3.0 million for the quarter ended March 31, 2003. Actual loan interest rose from $2.9 million to $3.0 million, a 3.4% increase. Although total average bank loans were approximately $475.5 million for Quarter 1, 2004 compared to $432.0 million for the previous year’s quarter, an increase of 10%, the average interest rate for the current quarter borne on the Company’s loans was approximately 2.31% compared to 2.62% for the first quarter of 2003. The actual interest payable on the non-hedging swaps amounted to $1.9 million in the first quarter of 2004 compared to $2.1 million in the first quarter of 2003, the decrease being mainly due to the expiry of two of the four non-hedging swaps during the course of 2003 and the reduced life of the remaining two non-hedging swaps.

There was a positive movement of $1.4 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the first quarter of 2003, which is accounted for through the income statement and is included in Interest and finance costs, compared to a positive movement of $1.5 million in the first quarter of 2003.

Capitalized interest in the first quarter of 2004 was $0.4 million compared to $0.3 million in the previous year, due to the extra number of vessels under construction during the past year, offset by the modest decrease in average interest rates.

Interest income. Interest income was $0.1 million during the first quarter of 2004 and $0.1 million during the quarter ended March 31, 2003, despite much higher average bank deposits, because of lower time deposit interest rates in 2004 compared to 2003.

Foreign exchange losses. There were foreign exchange losses of approximately $0.1 million in both the first quarter of 2004 and 2003, due to the devaluation of the U.S. dollar compared to the Euro.

Share of profits of joint venture. The joint venture LauriTen Ltd. was terminated in August 2003. The share of net income due to TEN Ltd. from the joint venture for the quarter ended March 31, 2003 was $0.4 million.

Gain on the sale of vessels. The Company sold two Suezmaxes in a sale and leaseback transaction in Quarter 4, 2003. The total gain of $15.8 million has been deferred and is being amortized over the five year minimum charter period. The amortization of this gain amounted to $0.8 million for the first quarter of 2004.

Other, net. There were no other costs or income in the period. For the first quarter of 2003, the Company incurred non-recurring charges amounting to $0.2 million relating to the investigation of companies for possible acquisition purposes.

As a result of the foregoing, net income for the quarter ended March 31, 2004 was $33.4 million, or $1.94 per share, basic, versus $1.06 per share, basic, during the quarter ended March 31, 2003, an increase of 83.0%.

Year ended December 31, 2003 versus year ended December 31, 2002

Revenue from vessels, net. Net revenue from vessels (freight less brokerage commission) was $230.1 million during the year ended December 31, 2003 as compared to $123.6 million during the year ended December 31, 2002, an 86.1% increase partly resulting from an increase in the number of vessels from an average of 18.0 in 2002 to an average of 25.7 in 2003, and partly from the improvement in charter markets. The average time charter equivalent rate per vessel for the year 2003 was $22,636 per day compared to $16,676 for the previous year. In 2002, four newly built Suezmaxes were delivered, mostly in the latter part of the year, representing a whole new category of vessel for the Company to operate. A new Aframax, Opal Queen, was also acquired. These vessels operated throughout 2003. In addition, during 2003, four new Panamax tankers plus a further two Aframaxes were delivered. A Handymax product carrier was chartered-in towards the end of 2002 to provide cover in the absence of all four owned Handymaxes during their scheduled dry-dockings. This vessel was released in the autumn of 2003. The additional contribution in 2003 over 2002 to net revenue of these twelve vessels was $84.3 million. However, the fleet had 92.9% employment compared to 93.8% in the previous year, both years incurring significant dry-docking activity, which involved nine vessels in 2003 and six vessels in 2002.

Commissions. Commissions were $11.3 million, or 4.7% of revenue from vessels, during the year ended December 31, 2003, compared to $6.4 million, which was 4.9% of revenue from vessels, for the year ended December 31, 2002.

Voyage expenses. Voyage expenses include all our costs, other than operating expenses, that are related to a voyage, including port charges, canal dues and bunker or fuel costs. Voyage expenses were $61.3 million during the year ended December 31, 2003 compared to $32.8 million during the prior year, an 87% increase. Total operating days on spot charter and contract of affreightment, under which contracts the owner bears voyage expenses, rose from 2,582 days in 2002 to 4,272 in 2003, a 65% increase. The introduction of the larger Suezmaxes into the fleet with new trading routes (primarily West Africa to the U.S.) also contributed to increased voyage expenses. Bunker costs also further increased during 2003 as a consequence of higher oil prices.

Vessel operating expenses. Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communication costs. Total operating costs were $49.9 million during the year ended December 31, 2003 as compared to $32.3 million during year ended December 31, 2002, an increase of 54.4%. This represents an increase in operating days of approximately 2,462 or 47%, over the previous year, in vessels bearing operating expenses.

Operating expenses per ship per day for the fleet increased from $5,498 for the year ended December 31, 2002 to $5,949 for the year ended December 31, 2003, an 8.4% increase. For the most part, this increase is due to the approximately 30% fall in value of the dollar against the Euro over the year. Approximately 25% of the Company’s operating expenses are in Euro, mainly in respect to Greek officers on the vessels. Increased insurance costs and extra repairs and spares also contributed to increased running costs.

Depreciation. Depreciation was $32.9 million during the year ended December 31, 2003 compared to $24.4 million during the year ended December 31, 2002, an increase of 34.6%, due primarily to the addition in 2003 of, on an average basis, seven new vessels.

Amortization. We amortize the cost of drydocking and special surveys over the period to the next special survey and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the year ended December 31, 2003, amortization of deferred drydocking charges was $7.8 million as compared to $4.3 million during the year ended December 31, 2002, an increase of 81.6%, due to the major new dry docking and special survey work in the two year period since January 1, 2002.

Management fees. Management fees are the fixed fees per vessel the Company pays to Tsakos Energy Management Ltd. under a management agreement between the companies. Since January 1, 2002 each vessel (excluding temporarily chartered-in vessels) bears a management fee of $15,000 per month, payable by the Company to Tsakos Energy Management Ltd., of which $10,000 per month is forwarded to Tsakos Shipping and Trading S.A. under a management contract for the technical management of the fleet. We believe this to be a very competitive fee to pay for such services. The remaining $5,000 per vessel is retained by Tsakos Energy Management Ltd. to cover the running costs associated with the administration of TEN. Management fees totaled $4.5 million during the year ended December 31, 2003, compared to $3.2 million for the year ended December 31, 2002, an increase of 38.0%, in line with the increase in available days provided by the newly acquired vessels to the fleet.

General and administrative expenses. General and administrative expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $2.4 million during the year ended December 31, 2003 compared to $1.3 million during the year 2002, an increase of 91.5% primarily due to additional expenditures relating to investor relations, advertising, travel, staff bonuses, SEC filing fees, legal and audit fees.

The sum of general and administrative expenses plus management fees payable to Tsakos Energy Management Ltd. represents the overheads of the Company. On a per vessel basis, daily overhead costs increased from $683 in 2002 to $734 in 2003, due to the factors mentioned above.

Operating income. Income from vessel operations therefore was $70.5 million during the year ended December 31, 2003 versus $14.4 million during the year ended December 31, 2002, representing a 388.7% increase.

Net interest and finance costs. Net interest and finance costs increased from $11.4 million during the year ended December 31, 2002 to $12.4 million during the year ended December 31, 2003, an 8.7% increase. Total average bank loans were approximately $473 million for 2003 compared to $271 million for 2002, an increase of 75%. Actual loan interest costs increased from $11.2 million to $13.2 million, only an 18% increase as the average interest rate for 2003 borne on the Company’s loans (taking into account actual interest payable on interest rate swaps) was approximately 3.5% compared to 4.5% for 2002. The actual interest payable on the swaps amounted to $4.5 million in 2003 compared to $2.7 million in 2002, the increase being due to the reduction in long term interest rates.

There was a positive movement of $3.5 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in 2003, which is accounted for through the income statement and is included as part of interest costs, compared to a negative movement of $3.8 million in 2002. This was primarily due to the reduction in the remaining life of the four swaps, including the expiry of two of them. The positive movement would have been greater if not for the unexpected reduction of long term interest rates mentioned above.

Capitalized interest in 2003 was only $0.8 million compared to $3.2 million in the previous year, due to the number of vessels completing construction during the past year and the reduction in average interest rates.

Interest income. Interest income was $0.4 million during 2003 as compared to $0.7 million during the year ended December 31, 2002, due to lower time deposit interest rates in 2003 compared to 2002, despite much higher average bank deposits. Foreign exchange losses amounted to $0.4 million in 2003 compared to $0.1 million in 2002, due to the devaluation of the U.S. dollar compared to the Euro.

Joint venture income. The share of net income due to TEN Ltd. from the joint venture, LauriTen Ltd., for the year ended December 31, 2003 was $0.6 million after the write-off of $0.3 million expenses on cessation of the joint venture, compared to $0.2 million in 2002. The Company acquired a 50% participating interest in LauriTen Ltd. in 2002. The joint venture owned four separate companies each of which owned a small LPG carrier. The joint venture was accounted for using the equity method whereby the investment was carried at the Company’s original cost plus its share of undistributed earnings. A mutual decision was taken in August 2003 by the partners not to extend the joint venture agreement and consequently, in accordance with the original agreement, the joint venture expired on August 31, 2003.

Gain on the sale of vessels. The Company sold two Suezmaxes in a sale and leaseback transaction in the fourth quarter of 2003. The total gain of $15.8 million has been deferred and is being amortized over the five year minimum charter period. The initial part of this amortization amounted to $0.5 million in 2003.

Net income. As a result of the foregoing, net income for the year ended December 31, 2003 was $59.1 million, or $3.45 per share, basic, versus $0.25 per share, basic, during the year ended December 31, 2002, an increase of 1,279%.

Year ended December 31, 2002 versus year ended December 31, 2001

Net Revenue. Net revenue from vessels, net, was $123.6 million during 2002 as compared to $118.7 million during the year ended December 31, 2001, a 4.2% increase primarily resulting from expansion of our fleet from an average of 16 vessels operating in 2001 to an average of 18 vessels operating in 2002. This increase in fleet size offset the weakness in charter markets for all types of tankers during 2002, the average time charter equivalent rate per vessel for 2002 being $16,676 per day compared to $19,002 for 2001. However, the fleet had 93.8% employment in 2002 compared to 98.6% in the previous year, so that total days employed were equivalent to a little over one extra vessel in the year. The primary reason for the reduced productivity was increased dry-docking activity, which involved six vessels during the course of the year. Certain of these vessels had been scheduled for drydock in 2003, but the timing was brought forward to take advantage of the soft freight market.

Voyage Expenses. Voyage expenses were $32.8 million during the year ended December 31, 2002 as compared to $21.4 million during the year ended December 31, 2001, representing a 53.2% increase primarily due to the operation of two extra vessels on spot charter during 2002 compared to 2001. Total operating days on spot charter and contract of affreightment, under which contracts the owner bears voyage expenses, rose from

1,731 days in 2001 to 2,582 in 2002, a 49% increase. Bunker costs, an important component of voyage expenses also increased significantly during 2002.

Vessel Operating Expenses. Vessel operating expenses were $32.3 million during the year ended December 31, 2002 as compared to $28.7 million during the year ended December 31, 2001. The increase of 12.7% was due to the addition, on average, of two extra vessels during the year compared to the previous year. This represented an increase in operating days of approximately 14% in vessels bearing operating expenses. Vessel operating expenses per ship per day for the fleet decreased from $5,622 for the year ended December 31, 2001 to $5,498 for the year ended December 31, 2002, despite increased insurance costs, additional required vessel repairs and a rising Euro. The decrease in average daily vessel operating expenses is also partly attributable to reduced running costs during dry-docking activities and the cost efficiencies achieved through the addition of new vessels to the fleet.

Depreciation. Depreciation was $24.4 million during the year ended December 31, 2002 compared to $21.3 million during the year ended December 31, 2001, an increase of 15.0% due to the addition on average for the year of two new vessels to the fleet.

Impairment. The carrying values of two 21-year old single hull vessels, Panos G and Liberty, were written-down to their fair market values, resulting in an impairment loss of $10.8 million. Values of single hull tankers had fallen as a result of the incident involving the Prestige, an aged single hull oil tanker which sank in rough seas and resulted in proposed restrictions on the operation of such vessels. In addition, it was estimated on the basis of industry data that the cash flow expected to be generated by the future use of these vessels would also be less than the carrying values. In such circumstances, accounting principles require the write-down of the difference between the carrying value of the asset and the fair market value.

Amortization. During the year ended December 31, 2002, amortization of deferred dry-docking charges amounted to $4.3 million as compared to $5.1 million during the year ended December 31, 2001, a decrease of 15.7%. The total charges for the previous year included $1.3 million relating to an adjustment of the amortization period for the remaining unamortized deferred dry-docking costs on two vessels undergoing special surveys within 2001 and 2002 to ensure full amortization before the new special surveys. Excluding this adjustment from 2001, the resulting increase in amortization of dry-docking charges of approximately $0.5 million is primarily due to amortization of significant new expenditure relating to dry dock work on four vessels during 2001 and 2002.

Management Fees. Management fees were $3.2 million during the year ended December 31, 2002, a $0.1 million increase from the year ended December 31, 2001. The monthly fee payable to Tsakos Energy Management decreased from $16,500 per month per vessel to $15,000 commencing January 1, 2002. The savings offset the additional management fees resulting from the addition of two vessels on average to the fleet.

Stock Option Compensation Expenses. Stock option compensation expenses represent changes in the fair value of the stock options granted. As all such expenses were fully accounted by December 31, 2001, there were no further charges during the year ended December 31, 2002. The expense during the year ended December 31, 2001 was $0.3 million.

General and Administrative Expenses. General and administrative expenses were $1.3 million during the year ended December 31, 2002 as compared to $0.8 million during the year ended December 31, 2001. This represents a 59.3% increase, which is primarily attributable to increased expenditures with respect to investor relations, advertising, directors’ and officers’ insurance and legal and audit fees relating to our completion in early 2002 of a public offering of our common shares in the United States and our on-going reporting obligations as a publicly traded company.

Operating Income. As a result of the foregoing, income from vessel operations was $14.4 million during the year ended December 31, 2002 versus $38.0 million during the year ended December 31, 2001, representing a 62.0% decrease. A significant factor in the decrease in operating income for 2002 versus 2001 was the $10.8 million impairment loss described above.

Interest and Finance Costs. Interest and finance costs decreased from $14.5 million during the year ended December 31, 2001 to $11.4 million during the year ended December 31, 2002, representing a 21.7% decrease. Although total bank loans increased from $244.5 million as at January 1, 2002 to $386.0 million by the year end, average interest rates fell from approximately 5.6% in 2001 to 3.5% in 2002. The decrease in overall interest expense was due also to the increase in capitalization of interest relating to the new building program from $1.6 million in 2001 to $3.2 million during 2002. The reduction in interest and finance costs was offset by a negative $3.8 million fair value adjustment at December 31, 2002 on four open interest rate swap arrangements which we entered into in July 2001. Because these swaps were entered into for non-hedging purposes, the fair value (mark-to-market) of these swap agreements and changes in their fair value are recognized in our financial statements. As at December 31, 2001 these same swaps incurred a $3.4 million negative fair value adjustment, but this had been offset by the termination in June 2001 of two other interest rate swaps entered into in March 2001, which gave rise to a $1 million gain.

Interest income was $0.7 million during the year ended December 31, 2002 as compared to $1.2 million during the year ended December 31, 2001, representing a decrease of 39.4%. This decrease resulted primarily from lower time deposit interest rates in 2002 compared to 2001, notwithstanding that the Company had higher cash balances on deposit during 2002 compared to 2001.

Joint Venture Income. The Company entered into a joint venture, named LauriTen Ltd., with Lauritzen A/S of Denmark in October 2002. The joint venture owns four small LPG carriers which are on bare-boat charter to Lauritzen A/S for one year. The joint venture is accounted for as an investment on an equity basis. The net income of the joint venture is derived after deducting depreciation, bank interest and administrative expenses from the bare-boat charter income and is distributed in equal amounts to the Company and Lauritzen A/S. The share of net income due to TEN Ltd. for the year ended December 31, 2002 is $0.2 million and is included in other income.

Net Income. As a result of the foregoing, net income for the year ended December 31, 2002 was $3.9 million, or $0.25 per share, basic, versus $24.6 million or $2.56 per share, basic, during the year ended December 31, 2001, a decrease of 84.2%.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2005, taking into account both our existing capital commitments an the minimum debt service requirements as defined by our bank loan covenants.

Working capital (non-restricted net current assets) amounted to approximately $8.5 million at March 31, 2004 (after taking account of a declared but not paid 50 cent dividend totaling $8.6 million) compared to $4.3 million as at March 31, 2003 (after taking account of a declared but not paid 20 cent dividend totaling $3.5 million. Total cash balances as at March 31, 2004 amounted to $79.5 million.

Net cash provided by operating activities was $43.5 million in the quarter ended March 31, 2004 compared to $17.8 million in the previous year, a 144.5% increase. The increase is due to the record income generated by the increase in fleet size and the substantial improvement in the freight market as described in the preceding sections.

Expenditure on dry-dockings is deducted from cash generated by operating activities. Total expenditure during the quarter on dry-dockings amounted to $0.4 million compared to $4.9 million in the previous quarter. Programmed expenditure on dry-dockings is much reduced due to the intensive survey repair program over the preceding two years. Only four vessels are scheduled for 2004, of which two took place during the quarter ended March 31, 2004, special survey work was performed on the Aframaxes Olympia (which is chartered-in and therefore the cost borne by the owner) and Tamyra. The Bregen is scheduled for Quarter 4 and the Liberty in Quarter 3, although there is a strong possibility that the Liberty, the oldest vessel in the fleet, will be disposed of before its scheduled dry docking.

Net cash used in investing activities was $83.8 million for the quarter ended March 31, 2004, compared to $93.4 million for the quarter ended March 31, 2003. $46.5 million relates to the acquisition of the VLCC La Madrina for which $5.2 million was paid as a deposit in the preceding quarter. A further $36.3 million was paid as installments as part of the new building program.

During the period between January 1, 2004 and March 31, 2004, the Company entered into contracts to construct a further six vessels, four ice-class product carriers and two ice-class Suezmaxes, bringing the total number of vessels on order to thirteen to be delivered between June 2004 and June 2007 with a total contract value of $504.8 million of which $63.3 million had been paid by March 31, 2004.

Net cash from financing activities was $33.0 million in quarter ended March 31, 2004, compared to $79.0 million in March 31, 2004. Proceeds from new bank loans in the quarter amounted to $40.0 million in relation to the VLCC La Madrina, with repayments of $8.1 million, compared to proceeds of $82.4 million less repayments of $2.5 million in the previous year’s quarter.

During the quarter ended March 31, 2003, the Company purchased 30,000 shares in the open market in a buy-back program at a cost of approximately $0.4 million. The shares were cancelled in accordance with Bermudan regulations. No shares were repurchased by the Company during the first quarter of 2004.

A final 50 cent dividend for the fiscal year 2003 was declared in February 2004 and was paid on April 29, 2004. The total amount paid was $8.6 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements. The first installment of the 2003 dividend, amounting to 50 cent per share was paid in November, 2003. During the first quarter of 2004, a 20 cent dividend was declared amounting to $3.5 million.

Total net debt outstanding increased from $453 million at the beginning of the quarter to $484 million by the end of the quarter. The average debt to capital ratio was approximately 59% by 31 March 2004. A new five-year interest rate swap was arranged in April for a notional amount of $40 million, bringing the total notional amount of loans covered to $300 million or 62% of the total. Further coverage is being discussed with major banks. The two remaining swaps which do not meet hedging criteria and cover a notional $100 million will expire in July 2004.

TAX CONSIDERATIONS

Taxation of Tsakos Energy Navigation Limited

We believe that a significant portion of our income will not be subject to tax by Bermuda, which currently has no corporate income tax, or by other countries in which we conduct activities or in which our customers are located, excluding the United States. However, this belief is based upon the anticipated nature and conduct of our business which may change, and upon our understanding of our position under the tax laws of the various countries in which we have assets or conduct activities, which position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. The extent to which certain taxing jurisdictions may require us to pay tax or to make payments in lieu of tax cannot be determined in advance. In addition, payments due to us from our customers may be subject to withholding tax or other tax claims in amounts that exceed the taxation that we anticipate based upon our current and anticipated business practices and the current tax regime.

Bermuda tax considerations

Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the shares, capital or common stock of Tsakos Energy Navigation, until March 28, 2016. This undertaking does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda or on any person ordinarily resident in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 2004 will be $9,345. In the opinion of Mello Jones & Martin, under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed upon the issue, transfer or sale of the common shares or on any payments made on the common shares.

United States federal income tax considerations

The following is a summary of the material United States federal income tax considerations that apply to (1) our operations and the operations of our vessel-operating subsidiaries and (2) the acquisition, ownership and disposition of common shares by a shareholder that is a United States holder. This summary is based upon our beliefs and expectations concerning our past, current and anticipated activities, income and assets and those of our subsidiaries, the direct, indirect and constructive ownership of our shares, the status of the members of the Tsakos family that directly, indirectly or constructively own our shares as non-United States persons, our organization and that of our subsidiaries and the trading and quotation of our shares. Should any such beliefs or expectations prove to be incorrect, the conclusions described herein could be adversely affected. For purposes of this discussion, a United States holder is a beneficial owner of common shares who or which is:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

This summary deals only with common shares that are held as capital assets by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

•	dealers or traders in securities or currencies;

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	United States holders that hold common shares as a part of a straddle or conversion transaction or other arrangement involving more than one position;

•	United States holders that own, or are deemed for United States tax purposes to own, ten percent or more of the total combined voting power of all classes of our voting stock;

•	a person subject to United States federal alternative minimum tax;

•	a partnership or other entity classified as a partnership for United States federal income tax purposes;

•	United States holders that have a principal place of business or “tax home” outside the United States; or

•	United States holders whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, and regulations, administrative pronouncements and judicial decisions as of the date of this prospectus; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below.

Because United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the United States federal, state, local and other tax consequences of investing in the common shares.

Taxation of our operations

In General

We believe that none of our transportation income or that of our vessel-operating subsidiaries will be treated as effectively connected with the conduct of a trade or business in the United States. Accordingly, we expect that we and our vessel-operating subsidiaries will not be subject to United States federal income tax on transportation income from foreign sources. However, except to the extent that the so-called reciprocal exemption of Section 883 of the Internal Revenue Code or an income tax convention applies, we and our vessel-operating subsidiaries generally will be subject to United States federal income tax on transportation income from United States sources. For this purpose, “transportation income” includes income derived from or in connection with the use of vessels or the hiring or leasing of vessels for use on a time or voyage charter basis or on a bareboat charter basis.

Income attributable to transportation that both begins and ends in the United States is wholly United States-source income. Fifty percent of income attributable to other transportation that begins or ends in the United States, referred to in the remainder of this discussion as “international transportation,” is treated as United States-source income. As discussed below, United States-source income from the operation of ships in international transportation may be exempt from United States tax under the reciprocal exemption. Income attributable to transportation between points outside the United States is wholly foreign-source income.

Application of Section 883 of the Internal Revenue Code

In General. In general, under the reciprocal exemption of Section 883 of the Internal Revenue Code, if a foreign corporation (1) is organized in a country that grants an equivalent exemption to corporations organized in the United States and (2) satisfies the requirements of Section 883(c) discussed below, then such foreign corporation will not be subject to United States federal income tax on United States-source income attributable to the operation of ships in international transportation. The determination as to whether a foreign country has granted an equivalent exemption is made separately for operating income, for income from time and voyage charters, for income from bareboat charters and for certain other types of income. We and our vessel-operating subsidiaries are organized under the laws of Bermuda, Cyprus, Liberia, Singapore, Panama or Malta, each of which, at present, grants an equivalent exemption to United States corporations for operating income and for income from time and voyage charters and bareboat charters.

We anticipate, and it is assumed for purposes of this discussion, that substantially all of the United States-source income to be derived by us or by our vessel-operating subsidiaries will be income from the operation of ships in international transportation that is potentially exempt from United States tax under the reciprocal exemption. Any item of United States-source income that is derived by us or by our vessel-operating subsidiaries and that is not treated as income from the operation of ships in international transportation will not qualify for the reciprocal exemption and therefore generally will be subject to United States tax, but we do not anticipate that such income will be a material portion of the gross income of our group.

The Treasury regulations under Section 883 (the “Section 883 regulations”) contain a relatively complex and narrow definition of the income from the operation of ships in international transportation that may qualify for the reciprocal exemption. However, even under the provisions of the Section 883 regulations, we anticipate that substantially all of the United States-source income to be derived by us or by our vessel-operating subsidiaries will qualify as income from the operation of ships in international transportation.

Section 883(c). Under Section 883(c) of the Internal Revenue Code, we and our vessel-operating subsidiaries will qualify for the reciprocal exemption for a taxable year if (1) individuals who are residents of qualified foreign countries directly or indirectly own over 50% of the value of our stock for at least half of the number of days in such taxable year, or (2) our stock is considered to be primarily and regularly traded on one or more established securities markets in the United States. Given that our shares are listed on the Oslo Børs and the New York Stock Exchange and that many of our shares are held by nominees or entities, we have not yet established that we will be able to demonstrate that residents of qualified foreign countries have owned the requisite interest in our shares for each of our taxable years through 2003. We can give no assurance that residents of qualified foreign countries will directly or indirectly own over 50% of the value of our shares during 2004 or any subsequent year and, because we will not be complying with certain documentation requirements required under the Section 883 regulations for establishing eligibility for the reciprocal exemption as a result of direct or indirect ownership of shares by individuals who are residents of qualified foreign countries, we anticipate that we will qualify for the reciprocal exemption for 2004 and subsequent years only if our stock is considered to be primarily and regularly traded on one or more established securities markets in the United States.

Under the Section 883 regulations, our stock will be considered to be primarily and regularly traded on one or more established securities markets in the United States for any taxable year, if:

•	the common shares are listed during the taxable year on one or more such markets;

•	the aggregate number of the common shares traded during the taxable year on all established securities markets in the United States exceeds the aggregate number of shares traded during that year on all established securities markets located in any single foreign country; and

•	either (i) the common shares are regularly quoted by dealers that make a market in the stock or (ii) trades in our common stock are effected, other than in de minimis quantities, on an established securities market in the United States on at least 60 days during the taxable year (or one-sixth of the number of days in a short taxable year) and the aggregate number of our common shares traded on such markets during the taxable year equals at least 10% of the average number of our common shares outstanding during such year (or a specified lesser percentage, in the case of a short taxable year).

•	For purposes of the foregoing, a dealer will be treated as making a market in our stock only if the dealer regularly and actively offers to, and in fact does, purchase the stock from, and sell the stock to, customers unrelated to the dealer in the ordinary course of a trade or business.

However, under the Section 883 regulations, our common shares will not be considered to be primarily and regularly traded on an established securities market for a taxable year if, for more than half the number of days during the taxable year, one or more persons that own, actually or constructively, five percent or more of our common shares (“five-percent shareholders”) own, in the aggregate, 50 percent or more of our common shares (the “closely-held exception”), unless we can establish, in accordance with documentation procedures set forth in the Section 883 regulations, that individuals resident in qualified foreign countries (“qualified shareholders”) own, directly or under applicable constructive ownership rules, enough of the common shares taken into account in determining whether the closely-held exception applies to preclude non-qualified shareholders in the closely-held block of stock from owning 50% or more of the total value of our common stock for more than half the days of the taxable year. There can be no assurance that our shareholders will provide us with the documentation required to avoid the application of the closely-held exception under these rules. Commencing with our taxable year beginning on January 1, 2004, for purposes of determining the application of the closely-held exception, certain related shareholders are treated as a single shareholder and investment companies registered under the Investment Company Act of 1940, as amended, are not treated as five percent shareholders.

Our common shares are listed on the Oslo Børs and the New York Stock Exchange. We believe that, for our taxable years beginning January 1, 2002 and January 1, 2003, the aggregate number of our common shares traded on the New York Stock Exchange will exceeded the aggregate number of our common shares traded on established securities markets in Norway or any other single foreign country. We expect that this will also be the case for our taxable year commencing January 1, 2004 and for subsequent taxable years. Further, we believe that, for our taxable years beginning January 1, 2002 and January 1, 2003, our common shares were regularly quoted by one or more dealers that make a market in the common shares. We expect that the requirements identified above with respect to the regularity and volume of trading in our shares on the New York Stock Exchange (or the marking of a market in our shares by a dealer that regularly quotes our shares) will be satisfied for our taxable year beginning January 1, 2004 and subsequent taxable years. Accordingly, we expect that apart from the effect, if any, of the closely-held exception, for taxable years after 2001 our common shares should be considered to be primarily and regularly traded on an established securities market in the United States for purposes of the reciprocal exemption.

Commencing with our taxable year beginning January 1, 2004, in determining that our common shares are not closely-held for purposes of the closely-held exception, we generally may rely upon certain filings with the United States Securities and Exchange Commission to identify our five percent shareholders. Based upon current filings, and our beliefs regarding which of our shareholders are investment companies registered under the Investment Company Act of 1940, as amended, we believe that our common shares are not currently closely-held for purposes of the closely-held exception and that our common shares will not be closely-held for purposes of the closely held exception immediately following the completion of the offering of common shares contemplated by this prospectus supplement. There can be no assurance, however, that the ownership of our common shares will not change in such a way that we would need to comply with the documentation procedures set forth in the Section 883 regulations in order to establish that the closely-held exception did not apply to us. In such circumstances, however, it is possible that we may be unable to demonstrate that the closely held exception does not apply to us, as our shareholders may not comply with documentation requirements or we may not have sufficient qualified shareholders to satisfy the requirements for avoiding application of the closely-held exception. Accordingly, there can be no assurance that we will qualify for the reciprocal exemption.

Taxation of Our Operations if the Reciprocal Exemption Is Unavailable

To the extent that the reciprocal exemption is not available to us or to our vessel-operating subsidiaries, then we and our vessel-operating subsidiaries generally will be subject to United States federal income tax on United States-source international transportation income under one of two alternative systems. Under the first system, we generally will be subject to a four percent tax on the gross amount of the United States-source international transportation income derived by us or by a vessel-operating subsidiary that is not considered to be effectively connected with the conduct of a United States trade or business. Under the second system, the United States-

source international transportation income that we or a vessel-operating subsidiary derives that is considered to be effectively connected with the conduct of a United States trade or business, determined after allowance of allocable deductions, will be subject to general United States federal income tax at normal corporate rates, currently at 35 percent. In addition, under the second system, we or the vessel-operating subsidiary will be subject to a 30 percent branch-level tax on earnings that are effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by a United States trade or business.

At present, we do not expect that any of the United States-source international transportation income to be derived by us or by our vessel-operating subsidiaries will be effectively connected with the conduct of a United States trade or business. Accordingly, we expect that any United States-source international transportation income that does not qualify for the reciprocal exemption would be subject to the four percent tax on such gross income. If the manner in which we conduct our operations were to change, our international transportation income could come to be treated as effectively connected with a U.S. trade or business, in which case, if the reciprocal exemption were not available, it would be subject to tax under the second system described above, rather than subject to a four percent gross income tax.

Based on the current and projected operations of our vessels, we believe that less than 30% of the aggregate gross income of our vessel-operating subsidiaries will be treated as United States-source income subject to the four-percent tax if our vessel-operating subsidiaries do not qualify for the benefits of the reciprocal exemption. Changes in the itineraries of our vessels or other changes in the amount, source or character of our income could affect the amount of income that would be subject to United States tax in future years.

United States Holders

Distributions

Subject to the discussions below under “—Foreign Personal Holding Company Considerations” and “—Passive Foreign Investment Company Considerations,” distributions that we make with respect to the common shares, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to United States holders as dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits (as determined for United States federal income tax purposes, taking into account undistributed foreign personal holding company income, if any). Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder’s tax basis in its common shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the tax basis of the United States holder in its common shares, the excess generally will be treated as capital gain.

Qualifying dividends received by individuals in taxable years beginning prior to January 1, 2009 are eligible for taxation at capital gains rates (currently 15% for individuals not eligible for a lower rate). We are a non-United States corporation. Dividends paid by a non-United States corporation are eligible to be treated as qualifying dividends only if (i) the non-United States corporation is incorporated in a possession of the United States, (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States or (iii) the stock with respect to which the dividends are paid is “readily tradable on an established securities market in the United States.” We will not satisfy either of the conditions described in clauses (i) and (ii) of the preceding sentence. While we expect that distributions on our common shares that are treated as dividends will qualify as dividends on stock that is “readily tradable on an established securities market in the United States” so long as our common shares are traded on the New York Stock Exchange, United States taxing authorities have yet to issue guidance specifying the meaning of the term “readily tradable on an established securities market in the United States” for this purpose and thus we cannot be certain of the requirements for being so treated. In addition, dividends paid by a non-United States corporation will not be treated as qualifying dividends if the non-United States corporation is a “foreign personal holding company” (an “FPHC”), a “foreign investment company” (an “FIC”) or a “passive foreign investment company” (a “PFIC”) for the taxable year of the dividend or the prior taxable year. Our potential treatment as an FPHC or a PFIC is discussed below under the headings “—Foreign Personal Holding Company Considerations” and “—Passive Foreign Investment Company Considerations.” We do not believe that we were an FIC for our last taxable year and we do not expect to be an FIC for our current or subsequent taxable years. A dividend will also not be treated as a qualifying dividend to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 61 days during the 121-day period that begins on the date which is sixty days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code.

Dividend income derived with respect to the common shares generally will constitute portfolio income for purposes of the limitation on the use of passive activity losses, and, therefore, generally may not be offset by passive activity losses, and, unless treated as qualifying dividends as described above (for taxable years beginning before January 1, 2009) as investment income for purposes of the limitation on the deduction of investment interest expense. Dividends that we pay will not be eligible for the dividends received deduction generally allowed to United States corporations under Section 243 of the Internal Revenue Code.

For foreign tax credit purposes, if at least 50 percent of our stock by voting power or by value is owned, directly, indirectly or by attribution, by United States persons, then, subject to the limitation described below, a portion of the dividends that we pay in each taxable year will be treated as United States-source income, depending in general upon the ratio for that taxable year of our United States-source earnings and profits to our total earnings and profits. The remaining portion of our dividends (or all of our dividends, if we do not meet the 50 percent test described above) will be treated as foreign-source income and generally will be treated as passive income, subject to the separate foreign tax credit limitation for passive income. However, if, in any taxable year, we have earnings and profits and less than ten percent of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that taxable year will be treated entirely as foreign-source income. Where a United States holder that is an individual receives a dividend on our shares that is a qualifying dividend (as described in the second preceding paragraph) in a taxable year beginning before January 1, 2009, special rules will apply that will limit the portion of such dividend that will be included in such individual’s foreign source taxable income and overall taxable income for purposes of calculating such individual’s foreign tax credit limitation.

Sale or Exchange

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” upon a sale or exchange of common shares to a person other than Tsakos Energy Navigation Limited (or certain related entities), a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder’s adjusted tax basis in the common shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held the common shares for more than one year.

Gain or loss realized by a United States holder on the sale or exchange of common shares generally will be treated as United States-source gain or loss for United States foreign tax credit purposes.

Foreign Personal Holding Company Considerations

We are not aware of any facts which establish that we or any of our subsidiaries currently meet the requirements for classification as an FPHC for United States federal income tax purposes or that we or any of our subsidiaries met the requirements for classification as an FPHC for our most recent taxable year. However, some of the facts relevant to such a determination are outside of our knowledge and control. Therefore, we are unable to establish whether we or any of our subsidiaries constitute or have constituted an FPHC. If we or one of our subsidiaries were treated as an FPHC, then each United States holder owning, directly or indirectly, common shares on the last day in the taxable year on which the ownership requirement (as described in the following paragraph) with respect to us or the subsidiary is met would be required to include currently in taxable income as a dividend a pro rata share of our or the subsidiary’s undistributed FPHC income, which is, generally, our or the subsidiary’s taxable income with certain adjustments and after reduction for certain dividend payments.

Under certain circumstances, a foreign corporation is an FPHC for a taxable year if at any time during the taxable year more than 50% of its stock (by vote or value) is owned (directly, indirectly or by attribution) by or for not more than five individuals who are citizens or residents of the United States (the “ownership requirement”). Although we know the identity of some of our current shareholders, we cannot ascertain the identity of all of our shareholders. In addition, we cannot be certain whether any of our shares that are actually or constructively owned by members of the Tsakos family will be treated as owned, actually or constructively, by a United States citizen or resident for purposes of the ownership requirement. Moreover, there is no assurance that any such family member will not become a United States citizen or resident or that shares actually or constructively owned by any such family member will not otherwise come to be attributed to a United States citizen or resident for purposes of the FPHC rules, and that one or more unrelated United States shareholders will not hold additional shares of our common stock such that the ownership requirement would be satisfied. If the ownership requirement were to be satisfied, we or any of our subsidiaries would be an FPHC if at least 60% (50% in certain cases) of our or the subsidiary’s gross income were “passive” income (the “passive income requirement’). This likely would be the case for us because some or all of the dividends from our subsidiaries and any net gain we might realize from the sale of stock or securities (including stock of our subsidiaries) would be passive income. We believe that none of our shipping subsidiaries currently meets the passive income requirement and we do not expect that they will meet it in the future. There can be no assurance, however, that our subsidiaries will not satisfy the passive income requirement in the future.

Passive Foreign Investment Company Considerations

PFIC Classification. Special and adverse United States tax rules apply to a United States holder that holds an interest in a PFIC. In general, a PFIC is any foreign corporation, if (1) 75 percent or more of the gross income of the corporation for the taxable year is passive income (the “PFIC income test”) or (2) the average percentage of assets held by the corporation during the taxable year that produce passive income or that are held for the production of passive income is at least 50 percent (the “PFIC asset test”). In applying the PFIC income test and the PFIC asset test, a corporation that owns, directly or indirectly, at least 25 percent by value of the stock of a second corporation must take into account its proportionate share of the second corporation’s income and assets.

If a corporation is classified as a PFIC for any year during which a United States person is a shareholder, then the corporation generally will continue to be treated as a PFIC with respect to that shareholder in all succeeding years, regardless of whether the corporation continues to meet the PFIC income test or the PFIC asset test, subject to elections to recognize gain that may be available to the shareholder.

To date, we and our subsidiaries have derived most of our income from time and voyage charters, and we expect to continue to do so. This income should be treated as services income, which is not treated as passive income for PFIC purposes. On this basis, we do not believe that, we were treated as a PFIC for our taxable year beginning January 1, 2003 or that we will be treated as a PFIC for our taxable year beginning January 1, 2004 or for any future taxable year. This conclusion is based in part upon our beliefs regarding our past assets and income and our current projections and expectations as to our future business activity, including, in particular, our expectation that the proportion of our income derived from bareboat charters will not materially increase. Moreover, the IRS may disagree with the conclusion that that time and voyage charters do not give rise to passive income for purposes of the PFIC income test. Accordingly, we can provide no assurance that we will not be treated as a PFIC for our taxable year beginning January 1, 2003 or for any subsequent taxable year.

Consequences of PFIC Status. If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, then, subject to the discussion of the qualified electing fund (“QEF”) and mark-to-market rules below, the United States holder will be subject to a special and adverse tax regime in respect of (1) gains realized on the sale or other disposition of our common shares and (2) distributions on our common shares to the extent that those distributions are treated as excess distributions. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year of a United States holder to the extent that the amount of those distributions exceeds 125 percent of the average distributions made by the PFIC during a specified base period. A United States holder that is subject to the PFIC rules (1) will be required to allocate excess distributions received in respect of our common shares and gain realized on the sale of common shares to each day during the United States holder’s holding period for the common shares, (2) will be required to include in income as ordinary income the portion of the excess distribution or gain that is allocated to the current taxable year and to certain pre-PFIC years, and (3) will be taxable at the highest rate of taxation applicable to ordinary income for the prior years, other than pre-PFIC years, to which the excess distribution or gain is allocable, without regard to the United States holder’s other items of income and loss for such prior taxable years (“deferred tax”). The deferred tax for each prior year will be increased by an interest charge for the period from the due date for tax returns for the prior year to the due date for tax returns for the year of the excess distribution or gain, computed at the rates that apply to underpayments of tax. Pledges of PFIC shares will be treated as dispositions for purposes of the foregoing rules. In addition, a United States holder who acquires common shares from a decedent (other than a decedent that was, for United States federal income tax purposes, a nonresident alien at all times during such decedent’s holding period in the common shares) prior to 2010 generally will not receive a stepped-up basis in the common shares. Instead, the United States holder will have a tax basis in the common shares equal to the lower of the fair market value of the common shares and the decedent’s basis.

QEF Election. In some circumstances, a United States holder may avoid the unfavorable consequences of the PFIC rules by making a QEF election with respect to us. A QEF election effectively would require an electing United States holder to include in income currently its pro rata share of our ordinary earnings and net capital gain. However, a United States holder cannot make a QEF election with respect to us unless we comply with certain reporting requirements and we currently do not intend to provide the required information.

Mark-to-Market Election. A United States holder that holds “marketable” stock in a PFIC may, in lieu of making a QEF election, avoid some of the unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year. Under recently promulgated regulations, the common shares will be treated as marketable stock for a calendar year if the common shares are traded on the New York Stock Exchange, in other than de minimis quantities, on at least 15 days during each calendar quarter of the year. A United States holder that makes the mark-to-market election generally will be required to include in income each year as ordinary income an amount equal to the increase in value of the common shares for that year, regardless of whether the United States holder actually sells the common shares. The United States holder generally will be allowed a deduction for the decrease in value of the common shares for the taxable year, to the extent of the amount of gain previously included in income under the mark-to-market rules, reduced by prior deductions under the mark-to-market rules. Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income and not reversed by prior deductions.

You are urged to consult your own tax advisor regarding our possible classification as a PFIC, as well as the potential tax consequences arising from the ownership and disposition, directly or indirectly, of interests in a PFIC.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

UNDERWRITING

Jefferies & Company, Inc. has agreed to purchase, and we have agreed to sell, all 2,500,000 of the common shares offered by this prospectus supplement.

Jefferies & Company, Inc. proposes to offer the common shares from time to time for sale in one or more negotiated transactions or otherwise at market prices prevailing at the time of the sale, at prices relating to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its rights to reject any order in whole or in part. In connection with the sale of the common shares offered hereby, Jefferies & Company, Inc. may be deemed to have received compensation in the form of underwriting discounts. In connection with the offering, Jefferies & Company, Inc. may purchase or sell common shares in the open market. These may include short sales and stabilizing transactions that stabilize, maintain or otherwise affect the price of the common shares during and after the offering. Specially, Jefferies & Company, Inc. may over-allot or otherwise create a short position in the common shares for its own account by selling more common shares than have been sold to them by us. Jefferies & Company, Inc. will close out any short position by purchasing shares in the open market.

These activities by Jefferies & Company, Inc. may maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, the Oslo Børs or in over-the-counter transactions.

We estimate that the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately $450,000, which will be paid by us.

We have granted to the underwriter an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 375,000 additional common shares. If the underwriter exercises this option in full, we will receive an additional $10,567,500 of proceeds. We will be obligated, pursuant to the option, to sell shares to the underwriter to the extent the option is exercised. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of common shares offered by us.

This offering of the shares is made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriter reserves the right to reject an order of the purchase of shares in whole or in part.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect of these liabilities.

Our executive officers, certain of our directors and certain shareholders have agreed that they will not, without the prior written consent of Jefferies & Company, Inc., offer, sell, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge, or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or any securities convertible into or exchangeable for or any other rights to purchase or acquire shares of capital stock owned by them for a period of 90 (or, in two cases, 30) days following the date of this prospectus. We have agreed that we will not, without the prior written consent of Jefferies & Company, Inc., offer, sell, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or securities convertible into or exchangeable for shares of capital stock for a period of 90 days following the date of this prospectus.

The underwriter expects to deliver the shares through the facilities of The Depository Trust Company in New York, New York, on or about May 21, 2004. At that time, the underwriter will pay us for the shares in immediately available funds.

The address for Jefferies & Company, Inc. is 520 Madison Avenue, 12th Floor, New York, NY 10022.

LEGAL MATTERS

The validity of the issuance of the common shares offered by this prospectus, the matter of enforcement of judgments in Bermuda and Bermuda tax consequences will be passed on by Mello Jones & Martin, Hamilton, Bermuda, counsel to Tsakos Energy Navigation Limited. Certain matters related to the offering will be passed upon by Morgan, Lewis & Bockius LLP, New York, New York, for the Company. Certain matters will be passed upon for the underwriter by Seward & Kissel LLP, New York, New York.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus supplement. Information we file later with the SEC will automatically update this prospectus supplement. In all cases, you should rely on the later information over different information contained in this prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

•	Annual Report on Form 20-F for the year ended December 31, 2002, filed with the SEC on June 30, 2003;
•	Current Reports on Form 6-K filed with the SEC on August 28, 2003, November 14, 2003, March 10, 2004, March 26, 2004 and May 19, 2004; and

•	The description of our common stock which is contained in our Registration Statement on Form 8-A filed with the SEC on February 8, 2002.

You may request a copy of these filings, at no cost, by writing to or telephoning us at:

Tsakos Energy Navigation Limited

367 Syngrou Avenue, 175 P. Faliro

Athens, Greece

011 30 210 94 07710-2

Attention: George Saroglou

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference contain forward-looking statements based on beliefs of our management. Any statements contained in this prospectus, the accompanying prospectus or the documents incorporated by reference herein or therein that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including:

•	general economic and business conditions;

•	global and regional political conditions;

•	acts of terrorism and other hostilities;

•	availability of and demand for crude oil and petroleum products;

•	demand for crude oil and petroleum product substitutes;

•	actions taken by OPEC and major oil producers and refiners;

•	competition in the marine transportation industry;

•	developments in international trade;

•	international trade sanctions;

•	changes in seaborne and other transportation patterns;

•	our ability to find new charters for our vessels at attractive rates;

•	capital expenditures;

•	meeting our requirements with customers; and

•	tanker supply and demand.

The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Key Information—Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on June 30, 2003 and in our other filings with the SEC. We caution readers of this prospectus and any prospectus supplement not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

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THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED DECEMBER 1, 2003

PROSPECTUS

$150,000,000

TSAKOS ENERGY NAVIGATION LIMITED

COMMON SHARES

PREFERRED SHARES

WARRANTS

DEBT SECURITIES

PURCHASE CONTRACTS

UNITS

We may offer common shares, preferred shares, warrants, debt securities, purchase contracts or units from time to time. When we decide to sell a particular class or series of securities, we will provide specific terms of the offered securities in a prospectus supplement. The securities offered by this prospectus will have an aggregate public offering price of up to $150,000,000.

We may sell these securities directly or to or through underwriters or dealers, and also to other purchasers through agents. The names of any underwriters or agents will be set forth in an accompanying prospectus supplement.

You should read this prospectus and any prospectus supplement carefully before you invest. We may not use this prospectus to sell securities unless it includes a prospectus supplement.

Our common stock is traded on the New York Stock Exchange under the symbol “TNP” and on the Oslo Børs under the symbol “TEN.”

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at such address is 011 30 210 94 07710-2.

Investing in our securities involves risks. You should carefully consider the risk factors set forth in the applicable supplement to this prospectus before investing in any securities that may be offered.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated December 15, 2003.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated herein and therein by reference contain forward-looking statements based on beliefs of our management. Any statements contained in this prospectus, any prospectus supplement or the documents incorporated by reference herein or therein that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including:

—	general economic and business conditions;

—	global and regional political conditions;

—	acts of terrorism and other hostilities;

—	availability of and demand for crude oil and petroleum products;

—	demand for crude oil and petroleum product substitutes;

—	actions taken by OPEC and major oil producers and refiners;

—	competition in the marine transportation industry;

—	developments in international trade;

—	international trade sanctions;

—	changes in seaborne and other transportation patterns;

—	our ability to find new charters for our vessels at attractive rates;

—	capital expenditures;

—	meeting our requirements with customers; and

—	tanker supply and demand.

The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Key Information — Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on June 30, 2003 and in our other filings with the SEC. We caution readers of this prospectus and any prospectus supplement not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

RISK FACTORS

Investing in the securities to be offered pursuant to this prospectus may involve a high degree of risk. You should carefully consider the important factors set forth under the heading “Risk Factors” in the accompanying prospectus supplement before investing in any securities that may be offered.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are a Bermuda company and our subsidiaries are organized under the laws of Cyprus, Liberia, Panama or Malta. Most of our directors and executive officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our subsidiaries or our directors and officers or to realize against them judgments obtained in the United States courts. In addition, you should not assume that courts in countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located:

•	would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon civil liabilities provisions of applicable U.S. federal and state securities laws; or

•	would enforce, in original actions, liabilities against us or our subsidiaries based upon these laws.

PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of Tsakos Energy Navigation Limited and all material terms of the offered securities that are known as of the date of this prospectus. When we use the words “the Company”, “we”, “us”, “ours” and “our”, we are referring to Tsakos Energy Navigation Limited. For a more complete understanding of the terms of a particular issuance of offered securities, and before making your investment decision, you should carefully read:

•	this prospectus, which explains the general terms of the securities that we may offer;

•	the accompanying prospectus supplement for such issuance, which explains the specific terms of the securities being offered and which may update or change information in this prospectus; and

•	the documents referred to in “Where You Can Find More Information” for information about us, including our financial statements.

Tsakos Energy Navigation Limited

Tsakos Energy Navigation Limited owns a fleet of modern tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. We believe that we have established a reputation as a safe, cost efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategic focus on meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as our customers and to our success in obtaining charter renewals.

Our fleet is managed by the Tsakos Group which, through Tsakos Shipping & Trading, S.A., is one of the largest independent tanker managers, based on the number of tankers under management. The Tsakos Group is a group of private companies controlled by members of the Tsakos family and is primarily involved in the management of ships.

Our principal executive office is at 367 Syngrou Avenue, 175 P. Faliro, Athens, Greece, and our telephone number from the United States is 011 30 210 94 07710-2.

The Securities We May Offer

We may use this prospectus to offer up to $150,000,000 of:

•	common shares;

•	preferred shares;

•	warrants;

•	debt securities;

•	purchase contracts; and

•	units.

A prospectus supplement will describe the specific types, amounts, prices, and detailed terms of any of these offered securities and may describe certain risks associated with an investment in the securities. Terms used in the prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

Common Shares

We may issue our common shares, par value $1.00 per share. Holders of the common shares are entitled to receive dividends when declared by our board of directors. Each holder of common shares is entitled to one vote per share. The holders of common shares have no cumulative voting or preemptive rights.

Preferred Shares

We may issue preferred shares, par value $1.00 per share, the terms of which will be established by our board of directors or a committee designated by the board. Each series of preferred shares will be more fully described in the prospectus supplement that will accompany this prospectus, including the terms of the preferred shares dealing with dividends, redemption provisions, rights in the event of liquidation, dissolution or winding up, voting rights and conversion rights. Generally, each series of preferred shares will rank on an equal basis with each other series of preferred shares and will rank prior to our common shares.

Warrants

We may issue warrants to purchase our debt securities or warrants to purchase our equity securities.

For any particular warrants that we offer, the prospectus supplement will describe the underlying securities into which the warrant is exercisable; the expiration date; the exercise price or the manner of determining the exercise price; the amount and kind, or the manner of determining the amount and kind, of property or cash to be delivered by you or us upon exercise; and any other specific terms. We will issue the warrants under warrant agreements between the Company and one or more warrant agents.

Debt Securities

We may issue senior or subordinated debt securities. Senior debt includes our notes, debt and guarantees and any other debt for money borrowed that is not subordinated. Subordinated debt, so designated at the time it is issued, would not be entitled to interest and principal payments if payments on the senior debt were not made.

Certain of our subsidiaries may guarantee the debt securities we offer. Those guarantees may or may not be secured by liens, mortgages, and security interests in the assets of those subsidiaries. The terms and conditions of any such subsidiary guarantees, and a description of any such liens, mortgages or security interests, will be set forth in the prospectus supplement that will accompany this prospectus.

Debt securities may bear interest at a fixed or a floating rate based upon one or more indices.

For any particular debt securities we offer, the prospectus supplement will describe the specific designation; the aggregate principal or face amount and the purchase price; the ranking, whether senior or subordinated; the stated maturity; the conversion terms, if any; the redemption terms, if any; the rate or manner of calculating the rate and the payment dates for interest, if any; the amount or manner of calculating the amount payable at maturity and whether that amount may be paid by delivering cash, securities or other property; any specific covenants applicable to the particular debt securities; and any other specific terms.

The senior and subordinated debt will be issued under separate indentures between us and Wells Fargo Bank Minnesota, National Association, as indenture trustee. For a more detailed description of the features of the debt securities, see “Description of Debt Securities” below. You are also encouraged to read the indentures, which are filed as exhibits to the registration statement of which this prospectus forms a part. You can obtain copies of these documents by following the directions outlined in “Where You Can Find More Information.”

General Indenture Provisions that Apply to Senior and Subordinated Debt Securities

•	The indentures allow us and our subsidiaries to merge into or to amalgamate or consolidate with another company, or sell our assets substantially as an entirety to another company, provided that certain conditions are met. If any of these events occur, the other company, if it is the survivor of the merger or amalgamation or the purchaser of the assets, would be required to assume our responsibilities for the debt. Unless the transaction resulted in an event of default, we would be released from all liabilities and obligations under the debt securities when the other company assumed our responsibilities.

•	The indentures provide that holders of a majority of the principal amount of the debt securities outstanding in any series may vote to change certain of our obligations and those of our subsidiaries that guarantee our obligations, as well as your rights concerning those securities. However, changes to the financial terms of a debt security, including changes in the payment of principal or interest on that security or the currency of payment, cannot be made unless every holder of that debt security consents to the change.

•	We and those of our subsidiaries that guarantee our debt securities may satisfy our obligations on the debt securities or be released from our and their obligations to comply with the limitations discussed above at any time by depositing sufficient amounts of cash or U.S. government securities with the indenture trustee to pay our obligations under the particular securities when due and by satisfying certain other conditions.

•	The indentures govern the actions of the indenture trustee with regard to the debt securities, including when the indenture trustee is required to give notices to holders of the securities and when lost or stolen debt securities may be replaced.

Events of Default

The events of default specified in the indentures include:

•	failure to pay principal or premium, if any, when due;

•	failure to pay required interest for 30 days;

•	failure to make a deposit of any sinking fund payment, if any, when due;

•	failure to perform other covenants for 30 days after notice;

•	failure to pay, or the acceleration of, indebtedness in excess of $50 million;

•	certain events of insolvency or bankruptcy, whether voluntary or not; and

•	any other event of default specified in the prospectus supplement.

Remedies

If there were a default, the indenture trustee or the holders of 25% of the principal amount of debt securities outstanding in a series could demand that the principal be paid immediately. However, holders of a majority in principal amount of the securities in that series could rescind that acceleration of the debt securities. If there were a default resulting from certain events of bankruptcy, insolvency or reorganization, amounts payable under any debt securities would become immediately due and payable.

Form of Securities

We will generally issue debt securities in book-entry, global form through one or more depositaries, such as The Depository Trust Company. Each sale of a security in book-entry form will settle in immediately available funds through the depositary, unless otherwise stated.

Payment Currencies

Amounts payable in respect of the securities, including the purchase price, will be payable in U.S. dollars, unless the prospectus supplement states otherwise.

Listing

If any securities are to be listed or quoted on a securities exchange or quotation system, the applicable prospectus supplement will so state.

Plan of Distribution

We may sell the offered securities in any of the following ways:

•	to or through underwriters or dealers;

•	by ourselves directly;

•	through agents; or

•	through a combination of any of these methods of sale.

The prospectus supplement will explain the ways we will sell specific securities, including the names of any underwriters and details of the pricing of the securities, as well as the commissions, concessions or discounts we are granting any underwriters, dealers or agents.

Ratio of Earnings to Fixed Charges

(Unaudited)

	Nine months Ended September 30,	Years Ended December 31,
	2003	2002	2001	2000	1999	1998
Ratio of Earnings to Fixed Charges	4.1x	1.0x	2.6x	1.6x	0.9x	1.5x
Dollar Amount (in thousands) of Deficiency in Earnings to Fixed Charges	N/A	N/A	N/A	N/A	$2,442	N/A

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net income (loss) before equity income plus interest expensed and amortization of capitalized expenses relating to indebtedness, amortization of capitalized interest and distributed income of equity investees. Fixed charges consist of interest expensed and capitalized and amortization of capitalized expenses relating to indebtedness.

WHERE YOU CAN FIND MORE INFORMATION

As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus with the Securities and Exchange Commission. This prospectus is a part of that registration statement, which includes additional information.

We file annual and periodic reports with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

•	Annual Report on Form 20-F for the year ended December 31, 2002, filed with the SEC on June 30, 2003;

•	Current Report on Form 6-K, filed with the SEC on November 14, 2003; and

•	The description of our common stock contained in our registration statement on Form 8-A (filed with the SEC on February 8, 2002).

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Securities and Exchange Commission and certain Reports on Form 6-K that we furnish to the Securities and Exchange Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Tsakos Energy Navigation Limited

367 Syngrou Avenue

175 P. Faliro

Athens, Greece

Tel. 011 30 210 94 07710-2

Attention: George Saroglou

You should rely only on the information provided in this prospectus and the prospectus supplement, as well as the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, the prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date of the applicable document.

USE OF PROCEEDS

Unless otherwise set forth in the applicable prospectus supplement, we intend to use the net proceeds received from the sale of the securities we offer by this prospectus for general corporate purposes, which may include, among other things:

•	the acquisition of new vessels;

•	additions to working capital; and

•	the repayment of indebtedness.

We may raise additional funds from time to time through equity or debt financings not involving the issuance of securities described in this prospectus, including borrowings under credit facilities, to finance our business and operations and our new vessel acquisitions.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of $40 million, divided into 40 million shares, par value $1.00 per share.

Common Shares. As of November 1, 2003, there were 17,169,623 common shares issued and outstanding. Holders of our common shares are entitled to receive dividends when declared by our board of directors. Each holder of common shares is entitled to one vote per share. The holders of common shares have no cumulative voting or preemptive rights.

The following briefly summarizes the material terms of our common shares. You should read the more detailed provisions of our Memorandum of Association and Bye-laws for provisions that may be important to you. You can obtain copies of these documents by following the directions outlined in “Where You Can Find More Information.”

Voting rights. Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or our Bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. Our Bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will be decided in a general meeting by a simple majority of the votes cast, on a show of hands or on a poll, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote on a show of hands and one vote on a poll for each common share held by the shareholder, except for special situations where a shareholder has lost the right to vote because he has failed to comply with the terms of a notice requiring him to provide information to the company pursuant to the Bye-laws, or his voting rights have been partly suspended under the Bye-laws as a consequence of becoming an interested person. In addition, a super-majority vote of not less than eighty percent (80%) of the votes cast at the meeting is required to effect the following actions: removal of directors, approval of business combinations with certain “interested” persons and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

Rights in Liquidation. Under Bermuda law, in the event of liquidation or winding up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred shares, the proceeds of the liquidation or winding up are distributed ratably among the holders of the company’s common shares.

Meetings of Shareholders. Under Bermuda law, a company is required to convene at least one general shareholders’ meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-

up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five (5) days’ advance notice of a general meeting but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our Bye-laws, we must give each shareholder at least ten (10) days’ notice of the annual general meeting and of any special general meeting.

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the Bye-laws of a company. Our Bye-laws provide that the presence in person or by proxy of two shareholders constitutes a quorum; but if we have only one shareholder, one shareholder present in person or by proxy shall constitute the necessary quorum.

Election or removal of directors. Under Bermuda law and our Bye-laws, directors are elected or appointed at the annual general meeting and serve until re-elected or re-appointed or until their successors are elected or appointed, unless they are earlier removed or resign. Our Bye-laws provide for a staggered board of directors, with one-third of the non-executive directors selected each year.

Under Bermuda law and our Bye-laws, a director may be removed at a special general meeting of shareholders specifically called for that purpose, provided the director is served with at least 14 days’ notice. The director has a right to be heard at that meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or, in the absence of any such election, by the board of directors.

Amendment of Memorandum of Association. Bermuda law provides that the Memorandum of Association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the Memorandum of Association, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981 of Bermuda, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his discretion. Generally, our Bye-laws may be amended by the directors with the approval of a majority vote of the shareholders in a general meeting. However, a super-majority vote of not less than 80% is required for certain resolutions relating to the variation of class rights, the removal of directors, the approval of business combinations with certain ‘interested persons’ and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the Memorandum of Association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981 of Bermuda. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the Memorandum of Association must be made within 21 days after the date on which the resolution altering the company’s memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. Persons voting in favor of the amendment may make no such application.

Appraisal rights and shareholder suits. Under Bermuda law, in the event of an amalgamation involving a Bermuda company, a shareholder who is not satisfied that fair value has been paid for his shares may apply to the Bermuda Court to appraise the fair value of his shares. The amalgamation of a company with another company requires the amalgamation agreement to be approved by the board of directors and, except where the amalgamation is between a holding company and one or more of its wholly owned subsidiaries or between two or more wholly owned subsidiaries, by meetings of the holders of shares of each company and of each class of such shares.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s Memorandum of Association or Bye-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares by any shareholder, by other shareholders or by the company.

Anti-takeover effects of provisions of our charter documents. Several provisions of our Bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these antitakeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in our best interest and (2) the removal of incumbent officers and directors.

Staggered board of directors. Our Bye-laws provide for a staggered board of directors with one-third of our non-executive directors being selected each year. This staggered board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Transactions involving certain business combinations. Our Bye-laws prohibit the consummation of any business combination involving us and any interested person, unless the transaction is approved by a vote of a super-majority of 80% of those present and voting at a general meeting of our shareholders. However, such super-majority vote will not be required if all of the following conditions are satisfied:

•	the ratio of (i) the aggregate amount of cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination, to (ii) the market price per share immediately prior to the announcement of the proposed business combination is at least as great as the ratio of (iii) the highest per share price (including brokerage commissions, transfer taxes and soliciting dealers’ fees), which the interested person has theretofore paid in acquiring any share prior to the business combination, to (iv) the market price per share immediately prior to the initial acquisition by the interested person of any shares;

•	the aggregate amount of the cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination (i) is not less than the highest per share price (including brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the interested person in acquiring any shares, and (ii) is not less than the consolidated earnings per share of our company for our four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes on the business combination multiplied by the then price/earnings multiple (if any) of the interested person as customarily computed and reported in the financial community;

•	the consideration (if any) to be received in the business combination by holders of shares other than the interested person involved shall be, except to the extent that a shareholder agrees otherwise as to all or part of the shares which the shareholder owns, in the same form and of the same kind as the consideration paid by the interested person in acquiring shares already owned by it;

•	after the interested person became an interested person and prior to the consummation of the business combination: (i) such interested person shall have taken steps to ensure that the board includes at all times representation by continuing directors proportionate in number to the ratio that the number of shares carrying voting rights in our company from time to time owned by shareholders who are not interested persons bears to all shares carrying voting rights in our company outstanding at the time in question (with a continuing director to occupy any resulting fractional position among the directors); (ii) the interested person shall not have acquired from us or any subsidiary of ours directly or indirectly, any shares (except (x) upon conversion of convertible securities acquired by it prior to becoming an interested person, or (y) as a result of a pro rata share dividend, stock split or division or subdivision of shares, or (z) in a transaction consummated on or after June 7, 2001 and which satisfied all requirements of our Bye-laws); (iii) the interested person shall not have acquired any additional shares, or rights over shares, carrying voting rights or securities convertible into exchangeable for shares, or rights over shares, carrying voting rights except as a part of the transaction which resulted in the interested person becoming an interested person; and (iv) the interested person shall not have (x) received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by us or any subsidiary of ours, or (y) made any major change in our business or equity capital structure or entered into any contract, arrangement or understanding with us except any change, contract, arrangement or understanding as may have been approved by the favorable vote of not less than a majority of the continuing directors; and

•	a proxy statement complying with the requirements of the Securities Exchange Act of 1934, as amended, shall have been mailed to all holders of shares carrying voting rights for the purpose of soliciting the approval of shareholders for the business combination. The proxy statement shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the business combination which the continuing directors, or any of them, may have furnished in writing and, if deemed advisable by a majority of the continuing directors, an opinion of a reputable investment banking firm as to the adequacy (or inadequacy) of the terms of the business combination from the point of view of the holders of shares carrying voting rights other than any interested person (the investment banking firm to be selected by a majority of the continuing directors, to be furnished with all information it reasonably requests and to be paid a reasonable fee for its services upon receipt by us of the opinion).

For purposes of this provision, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder, and an “interested person” is any person or entity that beneficially owns 15% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity. “Continuing directors” means directors who have been elected before June 7, 2001 or designated as continuing directors by the majority of the then existing directors.

Consequences of becoming an interested person. Our Bye-Laws provide that, at any time a person acquires or becomes the beneficial owner of 15% or more of our voting shares, which we refer to as the “threshold”, then the person will not be entitled to exercise voting rights for the number of common shares in excess of the threshold he holds or beneficially owns. This disability applies to any general meeting of our company as to which the record date or scheduled meeting date falls within a period of five years from the date such person acquired beneficial ownership of a number of common shares in excess of the threshold.

The above restrictions do not apply to us, our subsidiaries or to:

•	any person who on June 7, 2001 was the holder or beneficial owner of a number of shares carrying voting rights that exceeded the threshold and who continues at all times after June 7, 2001 to hold shares in excess of the threshold; and

•

any person whose acquisition of a number of shares exceeding the threshold has been approved by (1) a majority of 80% of those present and voting at a general meeting or (2) by a resolution adopted by the continuing directors, followed by a resolution adopted by a shareholder vote in excess of 50% of the voting shares not owned by such interested person.

Transfer Agent and Registrar. The Bank of New York serves as transfer agent and registrar for our common shares.

Preferred Shares. Under our Bye-laws, our board of directors has the authority to issue preferred shares in one or more series, and to establish the terms and preferences of the shares of each series. The terms of any preferred shares we issue will be set forth in a prospectus supplement. Holders of each series of preferred shares will be entitled to receive cash dividends, when, as and if declared by our board of directors out of funds legally available for dividends. The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to each series of preferred shares. Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred shares will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred shares, plus an amount equal to any accrued and unpaid dividends. Such distributions will be made before any distribution is made on any securities ranking junior in relation to preferred shares in liquidation, including common shares. As of November 1, 2003, there were no preferred shares outstanding.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, in which the price of such warrants will be payable;

•	the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

•	the price at which and the currency or currencies, in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material United States Federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF DEBT SECURITIES

In this section, references to “holders” mean those who own debt securities registered in their own names on the books that Tsakos Energy Navigation Limited or the indenture trustee maintains for this purpose, and not those who own beneficial interests in debt securities registered in street name or in debt securities issued in book-entry form through one or more depositaries. Owners of beneficial interests in the debt securities should read the section below entitled Book-Entry Procedures and Settlement.

General

The debt securities offered by this prospectus will be either senior or subordinated debt. We will issue senior debt under a senior debt indenture, and we will issue subordinated debt under a subordinated debt indenture. We sometimes refer to the senior debt indenture and the subordinated debt indenture individually as an indenture and collectively as the indentures. The indenture trustee under each of the senior debt indenture and the subordinated debt indenture will be Wells Fargo Bank Minnesota, National Association. We have filed the indentures with the SEC as exhibits to the registration statement of which this prospectus forms a part. You can obtain copies of the indentures by following the directions outlined in “Where You Can Find More Information”, or by contacting the applicable indenture trustee.

The following briefly summarizes the material provisions of the indentures and the debt securities, other than pricing and related terms disclosed for a particular issuance in an accompanying prospectus supplement. You should read the more detailed provisions of the applicable indenture, including the defined terms, for provisions that may be important to you. You should also read the particular terms of a series of debt securities, which will be described in more detail in an accompanying prospectus supplement. So that you may easily locate the more detailed provisions, the numbers in parentheses below refer to sections in the applicable indenture or, if no indenture is specified, to sections in each of the indentures. Wherever particular sections or defined terms of the applicable indenture are referred to, such sections or defined terms are incorporated into this prospectus by reference, and the statement in this prospectus is qualified by that reference.

The indentures provide that our unsecured senior or subordinated debt securities may be issued in one or more series, with different terms, in each case as we authorize from time to time. We also have the right to reopen a previous issue of a series of debt securities by issuing additional debt securities of such series.

Information in the Prospectus Supplement

The prospectus supplement for any offered series of debt securities will describe the following terms, as applicable:

•	the title or designation;

•	whether the debt is senior or subordinated;

•	whether the debt is guaranteed by our subsidiaries and whether those guarantees are secured and, if so, the collateral securing the guarantees;

•	the aggregate principal amount offered and authorized denominations;

•	the initial public offering price;

•	the maturity date or dates;

•	any sinking fund or other provision for payment of the debt securities prior to their stated maturity;

•	whether the debt securities are fixed rate debt securities or floating rate debt securities or original issue discount debt securities;

•	if the debt securities are fixed rate debt securities, the yearly rate at which the debt security will bear interest, if any;

•	if the debt securities are floating rate debt securities, the method of calculating the interest rate;

•	if the debt securities are original issue discount debt securities, their yield to maturity;

•	the date or dates from which any interest will accrue, or how such date or dates will be determined, and the interest payment dates and any related record dates;

•	if other than in U.S. Dollars, the currency or currency unit in which payment will be made;

•	any provisions for the payment of additional amounts for taxes;

•	the denominations in which the currency or currency unit of the securities will be issuable if other than denominations of $1,000 and integral multiples thereof;

•	whether the debt securities will be convertible into or exchangeable for other securities and, if so, the terms and conditions upon which such debt securities will be convertible or exchangeable;

•	the terms and conditions on which the debt securities may be redeemed at the option of the Company;

•	any obligation of the Company to redeem, purchase or repay the debt securities at the option of a holder upon the happening of any event and the terms and conditions of redemption, purchase or repayment;

•	the names and duties of any co-indenture trustees, depositaries, authenticating agents, calculation agents, paying agents, transfer agents or registrars for the debt securities;

•	any material provisions of the applicable indenture described in this prospectus that do not apply to the debt securities;

•	the ranking of the specific series of debt securities relative to other outstanding indebtedness, including subsidiaries’ debt;

•	if the debt securities are subordinated, the aggregate amount of outstanding indebtedness, as of a recent date, that is senior to the subordinated securities, and any limitation on the issuance of additional senior indebtedness;

•	the place where we will pay principal and interest;

•	additional provisions, if any, relating to the defeasance of the debt securities;

•	any United States federal income tax consequences, if material;

•	the dates on which premium, if any, will be paid;

•	our right, if any, to defer payment of interest and the maximum length of this deferral period;

•	any listing of the debt securities on a securities exchange; and

•	any other specific terms of the debt securities.

We will issue the debt securities only in registered form. As currently anticipated, debt securities of a series will trade in book-entry form, and global notes will be issued in physical (paper) form, as described below under “Book-Entry Procedures and Settlement.”

Senior Debt

We will issue senior debt securities under the senior debt indenture. These senior debt securities will rank on an equal basis with all our other unsecured debt except subordinated debt.

Subordinated Debt

We will issue subordinated debt securities under the subordinated debt indenture. Subordinated debt will rank subordinate and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all our senior debt (both secured and unsecured).

In general, the holders of all senior debt are first entitled to receive payment of the full amount unpaid on senior debt before the holders of any of the subordinated debt securities are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events.

If we default in the payment of any principal of, or premium, if any, or interest on any senior debt when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, we cannot make a payment on account of or redeem or otherwise acquire the subordinated debt securities.

If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to us or our property, then all senior debt must be paid in full before any payment may be made to any holders of subordinated debt securities.

Furthermore, if we default in the payment of the principal of and accrued interest on any subordinated debt securities that is declared due and payable upon an event of default under the subordinated debt indenture, holders of all our senior debt will first be entitled to receive payment in full in cash before holders of such subordinated debt can receive any payments.

Senior debt means:

•	the principal, premium, if any, interest and any other amounts owing in respect of indebtedness of the Company and/or of our subsidiaries that may guarantee our debt for money borrowed and indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by us, including the senior debt securities or letters of credit;

•	all capitalized lease obligations;

•	all hedging obligations;

•	all obligations representing the deferred purchase price of property; and

•	all deferrals, renewals, extensions and refundings of obligations of the type referred to above;

but senior debt does not include:

•	subordinated debt securities;

•	any subsidiary guarantees of the subordinated debt securities; and

•	any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, our subordinated debt securities.

Covenants

Amalgamation and Sale of Assets. We may not, in a single transaction or a series of related transactions:

•	consolidate, amalgamate or merge with or into any other person or permit any other person to consolidate, amalgamate or merge with or into us; or

•	directly or indirectly, transfer, sell, lease or otherwise dispose of all or substantially all of our assets,

unless, in either such case:

•	in a transaction in which we do not survive or in which we sell, lease or otherwise dispose of all or substantially all of our assets, the successor entity to us is organized under the laws of the United States, or any state thereof or the District of Columbia, Bermuda, the Republic of Liberia, the Republic of Cyprus, the Republic of Malta, the Republic of Panama, the Republic of the Marshall Islands, a member state of the European Union or any other country recognized by the United States, and which expressly assumes, by a supplemental indenture executed and delivered to the indenture trustee in a form reasonably satisfactory to the indenture trustee, all of our obligations under the indenture;

•	immediately before and after giving effect to the transaction, no default on the debt securities exists; and

•	an officer’s certificate and an opinion of counsel setting forth certain statements are delivered to the indenture trustee.

Amalgamation and Sale of Assets by our subsidiaries that may guarantee our debt securities.    Where the terms of any debt securities we may issue provide, no subsidiary that guarantees our debt may:

•	consolidate or amalgamate or merge with or into any other person (other than us or another subsidiary that guarantees our debt); or

•	directly or indirectly transfer, sell, lease or otherwise dispose of its properties and assets substantially as an entirety to any other person (other than to us or to another subsidiary that guarantees our debt), unless, in either such case:

•	the entity formed by such consolidation or into which such subsidiary amalgamates or merges, or which acquires by transfer, sale or lease the properties and assets of such subsidiary substantially as an entirety, is organized under the laws of the United States or any state thereof or the District of Columbia, Bermuda, the Republic of Liberia, the Republic of Cyprus, the Republic of Malta, the Republic of Panama, the Republic of the Marshall Islands, a member state of the European Union or any other country recognized by the United States, and which expressly assumes, by a supplemental indenture executed and delivered to the indenture trustee in a form reasonably satisfactory to the indenture trustee, all of such subisidiary’s obligations under the indenture;

•	immediately before and after giving effect to the transaction, no default on the debt securities exists; and

•	an officer’s certificate and an opinion of counsel setting forth certain statements are delivered to the indenture trustee.

Other Covenants. In addition, any offered series of debt securities may have additional covenants which will be described in the prospectus supplement, limiting or restricting, among other things:

•	our ability to incur indebtedness;

•	our ability to pay dividends, to repurchase or redeem our capital stock;

•	our ability to create dividend and other payment restrictions affecting our subsidiaries;

•	mergers and consolidations by us;

•	sales of assets by us;

•	our ability to enter into transactions with affiliates;

•	our ability to incur liens; and

•	our ability to enter into sale and leaseback transactions.

Modification of the Indentures

Under the indentures, we and the relevant indenture trustee may amend the indentures, without the consent of any holder of the debt securities to:

•	cure ambiguities, defects or inconsistencies;

•	comply with the covenant described under “Amalgamation and Sale of Assets”;

•	add to our covenants or to those of our subsidiaries who may guarantee the debt securities for the benefit of the holders of all or any series of debt securities (and if such covenants are to be for the benefit of less than all series of debt securities, stating that such covenants are expressly being included for the benefit of such series) or to surrender any rights or power conferred upon us or our subsidiaries;

•	add any additional events of default for the benefit of the holders of all or a series of debt securities;

•	establish the form or terms of debt securities of any series;

•	provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	add additional guarantors of the debt securities;

•	secure the debt securities;

•	to evidence the succession of another person to the Company and the assumption of the covenants in the indentures and in the debt securities by such successor;

•	to make provisions with respect to conversion rights, if any;

•	to add or change any provision of the indentures to permit the issuance of the debt securities in bearer form, registrable or not registrable as to principal, with or without interest coupons;

•	appoint a successor indenture trustee under either indenture;

•	add to, change or eliminate any provision of the indentures so long as such addition, change or elimination does not affect the rights of the holders; or

•	to conform any provision of the indentures to the “Description of Debt Securities” contained in this prospectus or any similar provision in any prospectus supplement relating to an offer of debt securities under the indentures.

We and the indenture trustee may, with the consent of the holders of at least a majority in aggregate principal amount of the debt securities of a series, modify the applicable indenture or the rights of the holders of the securities of such series. However, no such modification may, without the consent of each holder of an affected debt security:

•	extend the fixed maturity of any such debt securities;

•	reduce the rate or change the time of payment of interest on such debt securities;

•	reduce the principal amount of such securities or the premium, if any, on such debt securities;

•	change or waive the redemption provisions of such debt securities;

•	change any obligation of ours to pay additional amounts;

•	change any obligation of ours to maintain an office or agency;

•	reduce the amount of the principal payable on acceleration of any debt securities issued originally at a discount;

•	adversely affect the ranking on such debt securities;

•	adversely affect the right, if any, to convert such debt securities;

•	adversely affect the right of repayment or repurchase at the option of the holder;

•	reduce or postpone any sinking fund or similar provision;

•	change the currency or currency unit in which any such debt securities are payable or the right of selection thereof;

•	impair the right to sue for the enforcement of any payment on such debt securities;

•	reduce the percentage of debt securities of a series whose holders need to consent to the modification or a waiver; or

•	with respect to subordinated debt securities, modify or change any provisions of the indenture or the related definitions affecting the subordination or ranking of any debt securities or any guarantees of our subsidiaries, in a manner which adversely affects the holders.

Defaults

Each indenture provides that events of default regarding any series of debt securities will be:

•	our failure to pay required interest on any debt security of such series for 30 days;

•	our failure to pay principal or premium, if any, on any debt security of such series when due;

•	our failure to make any deposit of any sinking fund payment when due on debt securities of such series;

•	our failure to perform for 30 days after notice any other covenant in the relevant indenture other than a covenant included in the relevant indenture solely for the benefit of a series of debt securities other than such series;

•	a breach by us, or by our subsidiaries that may guarantee our debt securities, of the covenant with respect to amalgamation and sale of assets;

•	our failure to pay beyond any applicable grace period, or the acceleration of, indebtedness in excess of $50,000,000;

•	a finding that a guarantee of our debt securities by any of our subsidiaries is unenforceable or invalid; and

•	certain events of bankruptcy or insolvency, whether voluntary or not.

If an event of default regarding debt securities of any series issued under the indentures should occur and be continuing, either the indenture trustee or the holders of 25% in the principal amount of outstanding debt securities of such series may declare each debt security of that series due and payable. If an event of default regarding debt securities results from certain events of bankruptcy, insolvency or reorganization with respect to us, such amount with respect to the debt securities will be due and payable immediately without any declaration or other act on the part of the holders of outstanding debt securities or the indenture trustee. We are required to file annually with the indenture trustee a statement of an officer as to the fulfillment by us of our obligations under the indenture during the preceding year.

No event of default regarding one series of debt securities issued under an indenture is necessarily an event of default regarding any other series of debt securities.

Holders of a majority in principal amount of the outstanding debt securities of any series will be entitled to control certain actions of the indenture trustee under the indentures and to waive past defaults regarding such series. The indenture trustee generally cannot be required by any of the holders of debt securities to take any action, unless one or more of such holders shall have provided to the indenture trustee reasonable security or indemnity.

If an event of default occurs and is continuing regarding a series of debt securities, the indenture trustee may use any sums that it holds under the relevant indenture for its own reasonable compensation and expenses incurred prior to paying the holders of debt securities of such series.

Before any holder of any series of debt securities may institute action for any remedy, the holders of not less than 25% in principal amount of the debt securities of that series outstanding must request the indenture trustee to take action. Holders must also offer and give the satisfactory security and indemnity against liabilities incurred by the indenture trustee for taking such action, and the indenture trustee must have failed to institute any proceeding within 60 days after receiving such request and offer of indemnity. These limitations do not apply, however, to a suit by a holder of any series of debt securities to enforce payment of principal, interest or premium, if any, and the right to convert such debt security, if applicable.

Subsidiary Guarantees

Certain of our subsidiaries may guarantee the debt securities we offer. In that case, the terms and conditions of the subsidiary guarantees will be set forth in the applicable prospectus supplement. Unless we indicate differently in the applicable prospectus supplement, if any of our subsidiaries guarantee any of our debt securities that are subordinated to any of our senior indebtedness, then the subsidiary guarantees will be subordinated to the senior indebtedness of such subsidiary to the same extent as our debt securities are subordinated to our senior indebtedness.

Defeasance

After we have deposited with the indenture trustee cash or government securities, in trust for the benefit of the holders, sufficient to pay the principal of, premium, if any, and interest on the debt securities of such series when due, and satisfied certain other conditions, including receipt of an opinion of counsel that holders will not recognize taxable gain or loss for Federal income tax purposes, we may elect to have our obligations and those of any guarantors of our obligations under the applicable indenture and any guarantees discharged with respect to the outstanding debt securities of any series (“defeasance and discharge”). Defeasance and discharge means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of such series under the applicable indenture, except for:

•	the rights of holders of the debt securities to receive principal, interest and any premium when due;

•	our obligations with respect to the debt securities concerning issuing temporary debt securities, registration of transfer of debt securities, mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment for security payments held in trust;

•	the rights, powers, trusts, duties and immunities of the indenture trustee; and

•	the defeasance provisions of the indenture.

Alternatively, we may elect to have our obligations released with respect to certain covenants in the applicable indenture (“covenant defeasance”). Any omission to comply with these obligations will not constitute a default or an event of default with respect to the debt securities of any series. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy and insolvency events, described under “Events of Default” will no longer constitute an event of default for that series.

Governing Law

Unless otherwise stated in the prospectus supplement, the debt securities and the indentures will be governed by New York law.

Consent to Jurisdiction and Service

The indentures provide that we and each of our subsidiaries that guaranty our debt securities will appoint Marine Services Corporation, 46 Trinity Place, New York, New York 10006 as their agent for actions arising out of or relating to the applicable indenture, the debt securities or the related guarantees brought under Federal or state securities laws in any Federal or state court located in New York, New York and will submit to such jurisdiction. If for any reason Marine Services Corporation is unable to serve in such capacity, we will appoint another agent reasonably satisfactory to the indenture trustee.

Payment and Paying Agents

Distributions on the debt securities other than those represented by global notes will be made in the designated currency against surrender of the debt securities at the principal corporate trust office or agency of the indenture trustee in New York, New York. Payment will be made to the registered holder at the close of business on the record date for such payment. Interest payments will be made at the principal corporate trust office or agency of the indenture trustee in New York, New York, or by a check mailed to the holder at his registered address. Payments in any other manner will be specified in the prospectus supplement.

Transfer and Exchange

The debt securities may be presented for exchange, and debt securities other than a global security may be presented for registration of transfer, at the principal corporate trust office or agency of the indenture trustee in New York, New York. Holders will not have to pay any service charge for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with such registration of transfer or exchange of debt securities.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, preferred shares, common shares or any combination of such securities. The applicable prospectus supplement will describe:

•	the terms of the units and of the purchase contracts, warrants, debt securities, preferred shares and common shares comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange or the units.

FORM, EXCHANGE AND TRANSFER

We will issue securities only in registered form; no securities will be issued in bearer form. We will issue each security other than common shares in book-entry form only, unless otherwise specified in the applicable prospectus supplement. We will issue common shares in both certificated and book-entry form, unless otherwise specified in the applicable prospectus supplement. Securities in book-entry form will be represented by a global security registered in the name of a depositary, which will be the holder of all the securities represented by the global security. Those who own beneficial interests in a global security will do so through participants in the depositary’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depositary and its participants. Only the depositary will be entitled to transfer or exchange a security in global form, since it will be the sole holder of the security. These book-entry securities are described below under Book-Entry Procedures and Settlement.

If any securities are issued in non-global form or cease to be book-entry securities (in the circumstances described in the next section), the following will apply to them:

•	The securities will be issued in fully registered form in denominations stated in the prospectus supplement. You may exchange securities for securities of the same series in smaller denominations or combined into fewer securities of the same series of larger denominations, as long as the total amount is not changed.

•	You may exchange, transfer, present for payment or exercise securities at the office of the relevant indenture trustee or agent indicated in the prospectus supplement. You may also replace lost, stolen, destroyed or mutilated securities at that office. We may appoint another entity to perform these functions or may perform them itself.

•	You will not be required to pay a service charge to transfer or exchange your securities, but you may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange, and any replacement, will be made only if our transfer agent is satisfied with your proof of legal ownership. The transfer agent may also require an indemnity before replacing any securities.

•	If we have the right to redeem, accelerate or settle any securities before their maturity or expiration, and we exercise that right as to less than all those securities, we may block the transfer or exchange of those securities during the period beginning 15 days before the day we mail the notice of exercise and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers of or exchange any security selected for early settlement, except that we will continue to permit transfers and exchanges of the unsettled portion of any security being partially settled.

•	If fewer than all of the securities represented by a certificate that are payable or exercisable in part are presented for payment or exercise, a new certificate will be issued for the remaining amount of securities.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

Most offered securities will be book-entry (global) securities. Upon issuance, all book-entry securities will be represented by one or more fully registered global securities, without coupons. Each global security will be deposited with, or on behalf of, The Depository Trust Company or DTC, a securities depository, and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these securities.

Purchasers of securities may only hold interests in the global notes through DTC if they are participants in the DTC system. Purchasers may also hold interests through a securities intermediary—banks, brokerage houses and other institutions that maintain securities accounts for customers—that has an account with DTC or its nominee. DTC will maintain accounts showing the security holdings of its participants, and these participants will in turn maintain accounts showing the security holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry security will hold that security indirectly through a hierarchy of intermediaries, with DTC at the top and the beneficial owner’s own securities intermediary at the bottom.

The securities of each beneficial owner of a book-entry security will be evidenced solely by entries on the books of the beneficial owner’s securities intermediary. The actual purchaser of the securities will generally not be entitled to have the securities represented by the global securities registered in its name and will not be considered the owner under the declaration. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder’s ownership of securities. The book-entry system for holding securities eliminates the need for physical movement of certificates and is the system through which most publicly traded common shares are held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability to transfer book-entry securities.

A beneficial owner of book-entry securities represented by a global security may exchange the securities for definitive (paper) securities only if:

•	DTC is unwilling or unable to continue as depositary for such global security and we do not appoint a qualified replacement for DTC within 90 days; or

•	We in our sole discretion decide to allow some or all book-entry securities to be exchangeable for definitive securities in registered form.

Unless we indicate otherwise, any global security that is exchangeable will be exchangeable in whole for definitive securities in registered form, with the same terms and of an equal aggregate principal amount. Definitive securities will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the securities. DTC may base its written instruction upon directions that it receives from its participants.

In this prospectus, for book-entry securities, references to actions taken by security holders will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to security holders will mean payments and notices of redemption to DTC as the registered holder of the securities for distribution to participants in accordance with DTC’s procedures.

DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code and a clearing agency registered under section 17A of the Securities Exchange Act of 1934. The rules applicable to DTC and its participants are on file with the SEC.

We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interest in the book-entry securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

PLAN OF DISTRIBUTION

We may offer the offered securities in one or more of the following ways from time to time:

•	to or through underwriters or dealers;

•	by ourselves directly;

•	through agents; or

•	through a combination of any of these methods of sale.

In compliance with the guidelines of the NASD, the maximum commission or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate principal amount of securities offered pursuant to this prospectus. We anticipate, however, that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

The prospectus supplement relating to a particular offering of securities will set forth the terms of such offering, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	the purchase price of the offered securities and the proceeds to us from such sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation, which in the aggregate will not exceed 8 percent of the gross proceeds of the offering;

•	the initial public offering price;

•	any discounts or concessions to be allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such offered securities may be listed.

Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in an offering of offered securities, such offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in the prospectus supplement, the underwriters will not be obligated to purchase offered securities unless specified conditions are satisfied, and if the underwriters do purchase any offered securities, they will purchase all offered securities.

In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•	A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•	A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

All post-effective amendments to the registration statement or any prospectus supplements disclosing actual price and selling terms will be submitted to the NASD by the underwriters at the same time they are filed with the SEC.

These transactions may be effected on the New York Stock Exchange, on the Oslo Børs, in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

If dealers are utilized in the sale of offered securities, we will sell such offered securities to the dealers as principals. The dealers may then resell such offered securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

Offered securities may be sold directly by us to one or more institutional purchasers, or through agents designated by us from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. Any such agent may be deemed to be an underwriter as that term is defined in the

Securities Act of 1933. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement relating to that offering. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase offered securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

In addition, common shares may be issued upon conversion of or in exchange for debt securities, preferred shares or depositary shares.

Underwriters, dealers and agents may be entitled, under agreements with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933 relating to material misstatements and omissions, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

Each series of offered securities will be a new issue of securities and will have no established trading market. Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The offered securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the offered securities.

One or more firms, referred to as “remarketing firms,” may also offer or sell the securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the securities in accordance with a redemption or repayment pursuant to the terms of the securities. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket. Remarketing firms may be entitled under agreements that may be entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

The validity of the securities offered hereby is being passed upon for us by Mello Jones & Martin, Hamilton, Bermuda. The validity of the guarantees of our debt securities by our subsidiaries who may guarantee our debt securities is being passed upon for us by George E. Henries–Counsellor-at-Law, Morgan & Morgan, Montanios & Montanios and Fenech & Fenech. Certain matters of New York law are being passed on by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

The consolidated financial statements of Tsakos Energy Navigation Limited as of December 31, 2002 and for the year ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of Ernst & Young, independent auditors, and upon the authority of that firm as experts in accounting and auditing. The consolidated financial statements of Tsakos Energy Navigation Limited as of December 31, 2001 and for each of the years in the two year period ended December 31, 2001 have been incorporated by reference herein and in the registration statement in reliance upon the report of Arthur Andersen, independent auditors, and upon the authority of that firm as experts in accounting and auditing.

On May 30, 2002, we dismissed Arthur Andersen as our independent auditors. On August 31, 2002, Arthur Andersen LLP, an affiliate of Arthur Andersen, ceased practicing before the SEC. The reports of Arthur Andersen on the Company’s financial statements at December 31, 2001 and for the years ended December 31, 2000 and 2001 did not contain an adverse opinion, disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2000 and 2001, there were no disagreements with Arthur Andersen on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures. During the years ended December 31, 2000 and 2001, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

At the same time the Company dismissed Arthur Andersen as its auditors, it engaged Ernst & Young to act as its independent auditors as successor to Arthur Andersen. During the year ended December 31, 2001 and the subsequent interim period to May 30, 2002, the Company did not consult with Ernst & Young regarding (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was either the subject of disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

The action to dismiss Arthur Andersen as the Company’s independent auditors and to replace them with Ernst & Young was taken by the board of directors on the recommendation of its audit committee.

2,500,000 Common Shares

Jefferies & Company, Inc.

May 19, 2004